Exhibit 99.1

Nexa Resources S.A.

2Q18 Earnings Release

NEXA RESOURCES S.A. (“NEXA”) RESULTS FOR THE THREE AND SIX-MONTH PERIOD ENDED JUNE 30, 2018

THIS EARNINGS RELEASE DATED AS OF JULY 31, 2018 SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF NEXA AND THE NOTES THERETO AS AT AND FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2018. THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS. PLEASE REFER TO THE CAUTIONARY LANGUAGE UNDER THE HEADING “CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS”.

Conference Call	Investor Relations Team
Wednesday, August 1, 2018 — 11am (ET)	Leandro Cappa (Head of IR): leandro.cappa@nexaresources.com
USA: +1-866-807-9684	Diogo Rocha: diogo.rocha@nexaresources.com
Canada: +1-866-450-4696	Henry Aragon: henry.aragon@nexaresources.com
Brazil: 0800-8910015	Luiz Perez: luiz.perez@nexaresources.com
International: +1-412-317-5415	Cristiene Costa: cristiene.costa@nexaresources.com
Documents: www.nexaresources.com/investors	ir@nexaresources.com

2Q18 Earnings Release

Index

About Nexa	4

Highlights	5

2018 Outlook	9

Market Overview	13

Business Performance	19

CAPEX	34

Consolidated Financial Results	37

Liquidity, Indebtedness and Rating	41

Capital Resources	44

Related Party Transactions	45

Financial Instruments and Derivatives	45

Risk Management	45

Critical Accounting Policies and Estimates	47

Use of Non-IFRS Financial Measures	47

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	48

Appendix	50

Contact: ir@nexaresources.com

About Nexa

Nexa Resources S.A. (NYSE: NEXA, TSX: NEXA) (formerly VM Holding S.A.) (“Nexa Resources”, “Nexa”, or “Company”) Nexa’s common shares commenced trading on the New York Stock Exchange (“NYSE”) and Toronto Stock Exchange (“TSX”) under the ticker symbol “NEXA” on October 26, 2017.

Nexa Resources is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company owns and operates five long-life underground polymetallic mines, three of which are located in the Central Andes of Peru (Cerro Lindo, El Porvenir and Atacocha) and two located in the Brazilian state of Minas Gerais (Vazante and Morro Agudo). Two of the Company’s mines, Cerro Lindo and Vazante, are among the 10 largest zinc mines in the world, which, along with the Company’s other mining operations, ranked the Company among the top five producers of mined zinc worldwide in 2017, according to Wood Mackenzie. Nexa also operates three smelting assets, two in Brazil - in the state of Minas Gerais (Três Marias and Juiz de Fora) - and one in Peru (Cajamarquilla). Nexa produces substantial amounts of copper, lead, silver and gold as by-products, which reduce our overall cost to produce mined zinc.

Highlights

Selected indicators:

Main KPIs	2Q18	1Q18	2Q17	2Q18 vs. 2Q17		1H18	1H17	1H18 vs. 1H17
Metal sales (kton) (1)	152.1	146.4	145.7	4.4%		298.6	285.1	4.7%
Zn mining production (kton Zn)	92.3	87.2	91.7	0.7%		179.5	183.9	-2.4%
Zn Eq mining production (kton) (2)	135.5	134.0	143.9	-5.8%		269.5	279.1	-3.5%
Mining cash cost (US$ / lb) (3)	0.25	0.22	0.21	20.1%		0.24	0.30	-20.3%
Mining AISC (US$ / lb) (4)	0.42	0.36	0.38	10.8%		0.39	0.44	-11.5%
Smelting cash cost (US$ / lb) (4)	1.30	1.43	1.08	20.7%		1.37	1.09	25.5%
Smelting AISC (US$ / lb) (4)	1.40	1.51	1.20	16.5%		1.45	1.20	21.2%
Revenue (US$ million)	636.5	676.2	571.4	11.4%		1,312.7	1,120.7	17.1%
Adjusted EBITDA (US$ million)(5)	162.9	191.2	139.7	16.6%		354.2	283.7	24.8%
Adj. EBITDA margin (%)(5)	25.6%	28.3%	24.4%	120	bp	27.0%	25.3%	170	bp
Financial results (US$ million)	-152.4	-29.0	-70.0	117.7%		-181.4	-65.9	175.2%
Net income (loss) (US$ million)	-35.3	62.8	5.1	N/A		27.4	60.3	-54.5%
Earnings (loss) per share (US$)(6)	-0.30	0.41	-0.04	N/A		0.11	0.40	-72.4%
Adj. EBITDA mine (US$ million) (7)	116.3	160.6	110.1	5.6%		276.9	211.1	31.2%
Adj. EBITDA smelter (US$ million) (7)	46.7	29.9	35.4	31.9%		76.6	80.4	-4.7%
Capital expenditures (US$ million)	58.5	33.0	55.0	6.3%		91.5	85.7	6.8%
Expansion (US$ million)	19.2	9.6	15.9	20.9%		28.9	24.8	16.6%
Non-expansion (US$ million)	39.3	23.3	39.1	0.4%		62.6	60.9	2.8%
Gross Debt (US$ million)	1,421	1,384	1,407	1.0%		1,421	1,407	1.0%
Cash (US$ million)(8)	1,153	1,117	1,147	0.5%		1,153	1,147	0.5%
Net debt (US$ million)	260.8	261.4	269.6	-3.3%		260.8	269.6	-3.3%
Net debt/LTM EBITDA (x)	0.35	0.37	0.58	-39.1%		0.35	0.58	-39.1%

(1) Consolidated sales of metallic zinc and zinc oxide (in kton of product volume). Kton refers to one thousand metric tons.

(2) Consolidated mining production in kton of Zinc Equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: Zinc: US$2,896/ton; Copper: US$6,166/ton; Lead: US$2,317/ton; Silver: US$17/oz; Gold: US$1,257/oz.

(3) Zinc cash cost net of by-products credits, in US$/lb.

(4) Zinc all-in sustaining cost net of by-products credits, in US$/lb. We updated our AISC calculations in order to include not only sustaining capital expenditures (“CAPEX”) but also health, safety and environment, tailing dams and other non-expansion related CAPEX. For AISC reconciliation, please see pages 60-63.

(5) Refer to “Use of Non-IFRS Financial Measures” for further information.

(6) EPS is calculated considering Net income attributable to Nexa’s shareholders.  Reflects corrected EPS for prior periods. See “Restatement of Earnings Per Share” on note 2.1.2 of NEXA’s Financial Statements for further information.

(7) The sum of segment adj. EBITDA does not equals consolidated adj. EBITDA due to other lines before consolidation, please refer to FS note #21(b).

(8) Cash, cash equivalents and financial investments.

Mining Performance:

•                  Production by metal in 2Q18 totaled 92.3kton of zinc, 9.0kton of copper, 12.7kton of lead, 1,847koz of silver and 7.1koz of gold compared to 91.7kton of zinc, 12.0kton of copper, 13.1kton of lead, 2,046koz of silver and 9.4koz of gold in 2Q17.

•                  Zinc equivalent metal production totaled 135.5kton in 2Q18, down 5.8% compared to 143.9kton in the same period of the previous year mainly driven by the lower copper production. When compared to 1Q18, there was a slight increase of 1.5kton in 2Q18.

•                  Per mine production on a zinc equivalent basis. In 2Q18, the Peruvian Cerro Lindo mine accounted for 43.3% of total production, followed by the Vazante, El Porvenir, Atacocha and Morro Agudo mines, which accounted for 26.4%, 16.8%, 8.4% and 5.1%, respectively.

•                  Cash cost net of by-products credits increased 20.1% to US$0.25/lb (or US$553/ton) in 2Q18 compared to 2Q17. The increase was mainly due to: (i) lower by-products credits (–US$175/ton); (ii) higher operating costs (+US$167/ton) in Peru, resulting from process revisions that started in the second half of 2017 in order to reinforce safety conditions; (iii) higher development costs in Peru; and (iv) higher maintenance and personnel costs in Brazil.

•                  All-in sustaining cost net of by-products credits (“AISC”) also increased in 2Q18, amounting to US$0.42/lb (or US$920/ton) - up 10.8% compared to 2Q17.

Smelting Performance:

•                  Metallic zinc sales including zinc oxide, of 152.1kton in 2Q18 were 4.4% higher than 2Q17 of 145.7kton, explained by a higher production output in the quarter.

•                  Cash cost net of by-products credits increased 20.7%, to US$1.30/lb (or US$2,862/ton) in 2Q18 compared to 2Q17, mainly due to higher raw material costs driven by higher zinc prices and lower treatment charges, partially offset by Brazilian currency devaluation in the period. Our cash cost net of by-products credits is measured in respect to zinc.

•                  AISC increased 16.5% in 2Q18, to US$1.40/lb (or US$3,092/ton), impacted by the reasons listed above and partially offset by lower sustaining CAPEX.

Projects and Operations Developments:

•                  Cerro Lindo:

•                 The environmental authorities authorised us to explore the region north of the Topara river and we are planning to start the drilling activities in early August 2018.

•                 We have been developing new galleries and stopes, which will enable us to grow production in 2H18.

•                  We are investing in the construction of a new waste deposit and in the replacement of the seawater pipeline from the desalination plant (among other projects) in order to guarantee the long-term sustainability of the mine.

•                  Aripuanã (greenfield)

•                  The project is currently in final feasibility study (FEL3) which is 95% completed as of June 30, 2018.

•                  The construction permit request has been submitted to the Mato Grosso state environmental authority (SEMA).

•                  Mining plan and design are concluded and under final review by RPA Canada.

•                  The construction of the project should be submitted to Nexa’s Board of Directors for approval in the second half of 2018.

For more details about the Aripuanã project, please refer to page 35.

Financial Performance:

•                  Revenues of US$636.5 million in 2Q18, up 11.4% compared to 2Q17, driven by higher metal prices and higher sales volumes from our smelters.

•                  Adjusted EBITDA of US$162.9 million in 2Q18 compared to US$139.7 million in 2Q17 - up 16.6%.

•                  Adjusted EBITDA margin of 25.6% in 2Q18 compared to 24.4% in 2Q17.

•                  Net Debt/Adj. EBITDA of 0.35x as of June 30, 2018.

•                  Average maturity of the total debt(1) of 6.4 years at an average cost of 4.8% as of June 30, 2018, with only 21% of the total debt maturing within the next five years. We renegotiated US$200 million in outstanding debt with banks during the quarter, extending the average maturity of such debt by 1.5 years and reducing the all-in cost by more than 120 b.p.

•                  Cash position of US$1.15 billion as of June 30, 2018 (cash and cash equivalents plus financial investments).

•                  Net loss attributable to Nexa’s shareholders amounted to US$40.5 million in 2Q18, compared to a loss of US$4.1 million in 2Q17, mostly due to the negative impact of exchange variation on intercompany loans, a non-cash effect. For more information please refer to page 39.

Corporate Highlights

•                  Share repurchase program: The Board of Directors determined to convene a general meeting of shareholders of the Company to be held on September 13, 2018, in order to consider the approval of share repurchases of up to 6.5 million shares over a three-year period. The share buyback authorization being proposed reinforces our confidence in the fundamentals and long-term outlook of Nexa without impacting our growth strategy, including our capital expenditure programs, our development of greenfield projects, and our ability to keep paying dividends to our shareholders as we have done since our initial public offering. Please refer to the press release published today for further details.

•                  Mineral reserves and resources report: On April 30, 2018 we filed our annual report on Form 20-F for the fiscal year ended December 31, 2017 and published

(1) Our total debt refers to short and long term loans and financing (principal only).

a report with updated information relating to mineral reserves and resources as of December 31, 2017 (“2017 YE MRMR Update”). Such report discloses estimated contained metal in the Proven and Probable Mineral Reserve categories estimated as of December 31, 2017 in accordance with the 2014 CIM (Canadian Institute of Mining. Metallurgy and Petroleum) Definition Standards, whose definitions are incorporated by reference in NI 43-101 totaling an aggregate of contained metal in reserves of 3,897.2 thousand tonnes of zinc, 430.8 thousand tonnes of copper, 592.6 thousand tonnes of lead, 3,468,642 kilograms of silver and 2,919 kilograms of gold, representing an increase of 8.7% for zinc, 5.6% for copper, 6.6% for lead, 7.9% for silver and a 5.4% decrease in gold, in comparison to information provided in our previous 2017 publicly available technical reports on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

2018 Outlook

The Company continuously monitors the performance of its operations and, based on current results, we are reiterating our annual guidance for mining production, smelting sales, CAPEX and OPEX related to exploration and project development for the 2018 fiscal year as reported on February 15, 2018. These estimates are based on a number of assumptions that management believes to be reasonable and representative of the Company’s expectations as of the publication of this report.  Our independent registered public accounting firm has not audited, compiled, performed any procedures on, or reviewed these estimates and, therefore does not express an opinion or any other form of assurance with respect to these estimates. Accordingly, you should not place undue reliance on these estimates, which may differ materially from our final results. Please refer to the Cautionary Statement on Forward-Looking Statements at the end of this earnings release. Details regarding the guidance and performance of each indicator in the first half 2018 are provided below.

Mining Production

Mining production in 2Q18 reached 135.5kton in zinc equivalent terms. In the first half of 2018, we produced 98.5% of the volume planned for the period, which allows us to reinforce our annual guidance. Production is slightly below the planned amount for 1H18, due to delays in developing new mining galleries at Cerro Lindo. The performance improvement in Vazante and El Porvenir partially offset this effect.

Metal Contained (in concentrate)	2017 actual	2018 YTD	2018 estimated
Zinc (kton)	375.4	179.5	370	—	390
Lead (kton)	52.6	25.0	55	—	60
Copper (kton)	44.2	19.6	39	—	42
Silver (koz)	7,946	3,731	7,600	—	8,000
Gold (koz)	32.5	14.5	17	—	19

Main assumptions behind the annual guidance are: (i) the increase in total treated ore by more than 6% compared to the previous year; (ii) lower grades, especially in the Cerro Lindo mine, as expected; and (iii) planned operational dilution reduction in Vazante. We are focusing our efforts to sustain high levels of production in Cerro Lindo during the 2H18, as planned. Our ability to adapt our mining plan throughout the year supports our decision to reiterate our mining production guidance.

Metal Sales

Smelting metallic zinc sales totaled 143.1 ktons in the quarter while zinc oxide sales reached 9.0 ktons. In 2Q18 our smelters ran at capacity while roasters performance increased as expected. Weather conditions in 2Q18 were more favorable than the prior year enabling us to operate within our planned schedule and focus our efforts on cost efficiency and enhancing our safety standards.

Smelting sales	2017 actual	2018 YTD	2018 estimated
Zinc Metal (kton)	555.4	280.4	560	—	580
Zinc Oxide (kton)	38.5	18.1	37	—	39
Total	593.9	298.6	597	—	619

The main assumptions for the annual smelting sales are: (i) increase in the performance of roasters across each of the Company’s smelters; and (ii) regular production throughout 2018.

Capital expenditures (“CAPEX”)

We invested US$58.5 million during the quarter, US$35.2 million within our mining business, US$19.1 million within our smelting business and US$4.1 million in other fronts. Total capital expenditures were US$9.0 million below budget for 2Q18 - 80% of this difference is explained by the depreciation of Brazilian reais (BRL) since most of the CAPEX in Brazil is denominated in reais (BRL) and translated to dollars.

Capex per segment (US$ million)	2017 actual	2018 YTD	2018 estimated
Mining	107.1	55.2	172
Smelter	81.0	29.2	108
Others	9.5	7.0	—
Total	197.6	91.5	280

Capex per category (US$ million)	2017 actual	2018 YTD	2018 estimated
Expansion/Greenfield	48.8	28.9	90
Modernization	21.4	1.7	20
Sustaining	59.4	24.3	68
HS&E/Tailing dams	62.1	31.7	92
IT/Others	5.9	4.9	10
Total	197.6	91.5	280

Please refer to pages 35-36 for a list of the main projects for 2018 and related CAPEX.

Expenses related to Project Development and Exploration(2)

In 2Q18, we spent US$20.7 million in mineral exploration on our greenfield and brownfield projects and open field targets. Project development expenses amounted to US$6.8 million in 2Q18. As the Company advances with its exploration and drilling campaigns and further develops its pipeline of projects, the expenses estimated for 2018 are expected to meet the guidance.

(US$ million)	2017 actual	2018 YTD	2018 estimated
Mineral exploration	76.2	36.6	86.2
Project development(1),(2)	16.6	10.2	30.0
Adjustment(2)	-1.6
Total	92.7	46.8	116.2

(1)         Exploration and project development expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2)

(2)         Projects amounting to US$23.6 million were reclassified to CAPEX or to Corporate Projects reducing the previously disclosed guidance of US$139.8 million for Project Development and Exploration for 2018 to US$116.2 million.

(2)  Including exploration, expansion, modernization, R&D, health, safety and environment among others.

Mineral exploration highlights(3),(4)

The Company is advancing in its exploration and drilling campaigns to ensure the long-term sustainability of the business through the increase of its mineralized areas. The following is a description of the recent results of our mineral exploration programs developed in our existing operations and greenfield projects. A total of US$36.6 million was invested in the first half of 2018, totaling 147,381 meters of diamond drilling. For a summary of exploration drilling results to date, please refer to the “July 31, 2018 mineral results document” at www.nexaresources.com/results.

•                  Cerro Lindo, Peru: During the first half of 2018, 58 drill holes were performed totaling 30,769 meters, from which 25,094 meters were drilled inside the mine to extend mineralized zones (including OB-9, OB 3-4, OB-8, OB-6C, OB-5C, OB-1X targets) and another 5,675 meters were drilled in satellite areas. Priority was given to 8 exploration targets in mineralized zones OB-9 (level 1850), OB 3-4 (level 1710), OB-8 (level 1850 and 1710), OB-6C (level 1710 – 1940), OB-5C (level 1710), OB-1X (level 1650) and Orcocobre anomaly (surface). Important results were obtained in the drill holes: PECLD03371, PECLD03322, PECLD03328, PECLD03323, PECLD03290 and PECLD03282 having intersected massive sulphide mineralization (e.g.: drill hole PECLD03371, with 39.75m @ 3.82% Zn, 0.81% Pb, 1.46% Cu and 3.29oz/t Ag. Drill hole results are presented at Table 1 of the “July 31, 2018 mineral results document” at www.nexaresources.com/results). The 2018 diamond-drilling program for Cerro Lindo consists of a total of 60,000 meters.

“The drilling program at Cerro Lindo aims to explore the extensions of mineralized zones within the mine in addition to explore for new massive sulphide Zn/Cu deposits in surrounding areas near the mine.”

•                  Atacocha and El Porvenir, Peru: At Atacocha, the mineral exploration program is focused on confirming targets at level 3340 and on Tajo San Gerardo (open pit) mineralization extension (e.g.: PEATD00455, with 7.10m @5.09% Zn, 0.02% Pb, 0.51% Cu, 0.46oz/t Ag and 0.19g/t Au. The exploration at El Porvenir is focused in confirming mineralization at depth (levels 3630 to 3800) and also in the Porvenir vein. Drill hole results are presented at Tables 2 and 3 of the “July 31, 2018 mineral results document” at www.nexaresources.com/results). The 2018 diamond drilling programs total 75,600 meters, consisting of 37,200 meters (143 holes) in Atacocha (including San Gerardo pit) and 38,400 meters (167 holes) in El Porvenir.

(3) All details about drilling, sampling methodology, protocols, procedures and further information are described at in the most recent Technical Report for each project prepared in accordance with National Instrument 43-101 “NI 43-101”).

I. The most recent NI 43-101 technical report with respect to Cerro Lindo is the technical report titled “Cerro Lindo Polymetallic Mine, Chavín District, Chincha Province, Peru, NI 43-101 Technical Report on Operations” with an effective date of June 30, 2017 available on SEDAR.

II. The most recent NI 43-101 technical report with respect to El Porvenir is the technical report titled “Independent Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators for El Porvenir Mine, Peru” with an effective date of June 30, 2017 available on SEDAR.

III. The most recent NI 43-101 technical report with respect to Atacocha is the technical report titled “Independent Technical Report pursuant to National Instrument 43-101 of the Canadian securities Administrators for Atacocha Mine, Peru” with an effective date of June 30, 2017 available on SEDAR.

IV. The most recent NI 43-101 technical report with respect to Morro Agudo is the technical report titled “Morro Agudo Project, Minas Gerais State, Brazil, NI 43-101 Technical Report on preliminary Economic Assessment” with an effective date of July 25, 2017 available on SEDAR.

V. The most recent NI 43-101 technical report with respect to Aripuanã is the technical report titled “Technical Report on the Preliminary Economic Assessment of Aripuanã Zinc Project, State of Mato Grosso, Brazil” with an effective date of July 31, 2017 available on SEDAR.

VI. The most recent NI 43-101 technical report with respect to Shalipayco is the technical report titled “Technical Report on the Preliminary Economic Assessment of the Shalipayco Project, Junín Region, Perú” with an effective date of July 26, 2017 available on SEDAR.

VII. The most recent NI 43-101 technical report with respect to Caçapava do Sul is the technical report titled “Technical Report on the Caçapava do Sul Project, State of Rio Grande Do Sul, Brazil” with an effective date August 3, 2017available on SEDAR.

(4) Qualified Person: José Antonio Lopes, MAusIMM(CP)  224829, Mineral Resources Manager for Nexa Resources, is the Qualified Person as that term is defined in NI 43-101 and has reviewed and approved the technical information contained in this report.

•                  Atacocha and El Porvenir, Peru: At Atacocha, the mineral exploration program is focused on confirming targets at level 3340 and on Tajo San Gerardo (open pit) mineralization extension (e.g.: PEATD00455, with 7.10m @5.09% Zn, 0.02% Pb, 0.51% Cu, 0.46oz/t Ag and 0.19g/t Au. The exploration at El Porvenir is focused in confirming mineralization at depth (levels 3630 to 3800) and also in the Porvenir vein. Drill hole results are presented at Tables 2 and 3 of the “July 31, 2018 mineral results document” at www.nexaresources.com/results). The 2018 diamond drilling programs total 75,600 meters, consisting of 37,200 meters (143 holes) in Atacocha (including San Gerardo pit) and 38,400 meters (167 holes) in El Porvenir.

•                  Morro Agudo, Brazil: A total of 14,150 meters (37 drill holes) were completed in the first half of the year. The mineral exploration program objective is to confirm the continuity between the South and North deposits of Bonsucesso and to test the Northern limit of the mineralization (e.g.: BRMAMBSCD000003, which has intersected 24.4m @ 5.36% Zn and 0.86% Pb between 209.1m and 233.5m. Drill hole results are presented at Table 4 of the “July 31, 2018 mineral results document” at www.nexaresources.com/results).

•                  Aripuanã project, Brazil: Nine exploration drill holes, totaling 4,737 meters were done, of which five intersected the mineralization (e.g.: BRAPD00003, with 13.86m @6.71% Zn, 1.34% Pb, 0.37% Cu and 0.12g/t Au. Drill hole results are presented at Tables 5 and 6 of the “July 31, 2018 mineral results document” at www.nexaresources.com/results). Another 6,000 meters are scheduled for the second half of 2018.

The mineral exploration campaign developed for the Aripuanã project focused on Babaçu target, which represents a potential southeastern extension of Ambrex deposit (additional to the project that is under the scope of the feasibility study).

•                  Shalipayco project, Peru: From April 2017 to January 2018, a total of 37,239 meters of diamond drilling was performed at the Shalipayco project. The 2017-2018 drilling confirmed the mineralization continuity in Resurgidora and Intermedio mantles, having intersected significant lengths of zinc mineralization (e.g.: drill hole PESHD000042, which has intercepted 14.10m @ 4.05% Zn; 0.17% Pb; 34.37ppm Ag m between 140.60m and 154.70m; drill hole PESHD000054, which has intersected 16m @ 18.03%Zn; 5.83% Pb; 159.62ppm Ag between 282.95m to 298.95m. Drill holes results are presented at Table 7 of the “July 31, 2018 mineral results document” at www.nexaresources.com/results). In addition to the drilling campaigns, a geological mapping was carried out over a total area of 4,330 hectare, representing seven exploration targets. Mineralization has been identified in five of those targets.

The 2017-2018 drilling confirmed the mineralization continuity in Resurgidora and Intermedio mantles, having intersected significant lengths of zinc mineralization. A Mineral Resources update of the project will be prepared once the 2018 exploration program is completed.

•                  Caçapava do Sul project, Brazil: A total of 6,648 meters were drilled in Caçapava do Sul project to outline the extent of the Stockwork copper system with dominant copper and gold mineralization discovered in September 2017 (e.g.: drill hole BRSMD000263, with 140m @ 0.25%Cu, 0.08g/t Au and 1.02ppm Ag, including 24.3m @ 0.69%Cu, 0.27g/t Au and 1.79 ppm Ag, and drill hole BRSMD000264, with 117.1m @ 0.25%Cu, 0.14g/t Au and 1.01ppm Ag, including 10.35m @ 1.45%Cu and 1.46g/t Au and 3.05ppm Ag. Drill holes results are presented at Table 8 of the “July 31, 2018 mineral results document” at www.nexaresources.com/results). Metallurgical testwork is scheduled for the second half of 2018.

Market Overview

Zinc Market Fundamentals

In recent years, constraints in zinc mine supply have prompted a lack of availability of concentrate in the market, limiting the growth of total global output.

China — the world’s biggest zinc concentrate producer (accounting for 38% of the total in 2017) — had been the source of zinc concentrate growth until 2014, while the Rest of the World (RoW) was unable to increase its output (see chart above). However, environmental regulations became stricter in China, prompting several mine closures and affecting the global zinc concentrate output.

In addition, major mine curtailments were announced in 2015 due to an unfavorable zinc price scenario, further aggravating the already troubled concentrate market  since there has not been enough additional supply from new projects to balance the market.

As a result, global inventories of zinc concentrate have been on a rapid drawdown since 2014, reaching critical levels in the second half of 2016.

Because of the constraints in mine supply, the output of refined zinc has been curtailed by the lack of zinc concentrate availability resulting in growth in zinc demand arising from the global economic rebound after the 2008 crisis, has created a deficit in the refined zinc market since 2012.

In the Eurozone, the implementation of the quantitative easing program by the European Central Bank boosted the economy. Similarly, economic stimulus in the U.S. helped leverage the economy’s performance and ensure a healthier job market, supporting interest rate hikes by the Federal Reserve since late 2015. Furthermore, China surprisingly has maintained better-than-expected economic growth.

As a result of the tightened zinc market, with constant growth in zinc demand and limited refined zinc output, metal stocks have been in drawdown since 2012, reaching critical low levels in days of consumption.

Wood Mackenzie still forecasts a deficit in the zinc balance market in 2018, reaching the 8th consecutive year of market deficit and a reduction in zinc metal stocks to ~30 days of consumption. The consulting firm expects this trend to continue in 2019, with stocks still at critical levels.

Zinc 2Q18 overview

The average LME(5) price for zinc in 2Q18 was US$3,112/ton, 19.9% higher than the average price in the same quarter of 2017. The price at the end of June 2018 was US$2,948/ton, down 11.5% compared to US$3,332/ton at the end of 1Q18.

Zinc prices have been highly volatile since late March 2018. A 28kton LME stock influx  in April — following a 77kton influx in the first quarter, which specialists believe originated from shadow stocks — rising concerns regarding an all-out trade war and its impact on the global economy, sanctions against Russia, and political tensions between the U.S. and Iran brought negative sentiment to the market and drove LME prices down.

Despite the price weakness that persisted throughout July, we saw no changes to the fundamentals of the zinc market, which we expect to remain in deficit, as China reported a growth rate of 6.8% in the first quarter, above expectations, and the U.S. and Eurozone GDPs rose 2.0% and 2.5%, respectively.

The expected increase in concentrate output in 2H18 should follow through, as operations in the Oceania continent ramp up production or restart part of the region’s closed sites.

China is still the main factor affecting the metals side, as the 70kt decline in refined metal at the Shanghai Futures Exchange (SHFE) stocks between March and June 2018 continues to point to a possible tightness remaining in the market, as several smelters have been forced to cut production due to environmental protection standards, low treatment charges, and a shortage of zinc concentrate, while many others remained under maintenance.

(5)  The London Metal Exchange (LME) publishes a set of daily reference prices that are used by industrial and financial participants for referencing, hedging, physical settlement, contract negotiations, margining and portfolio evaluations. As they are based on some of the most liquid trading sessions of the day, we believe LME prices are good indicators of where the market is at any point in time. Source: LME

Copper 2Q18 overview

The average LME copper price in 2Q18 was US$6,872/ton, up 21.4% when compared to the same quarter of 2017. The price ended 2Q18 at US$6,646/ton, down 0.6% from US$6,685/ton at the end of 1Q18.

The recent weakness of the U.S.  dollar, ongoing labor negotiations in the world’s biggest mine — prompting a risk of supply disruption — and suspension of a smelting operation in India caused the copper LME price to leap to a 4-year high in early June 2018.

Additionally, LME stocks reached a 281kt low, down 28% compared to the end of 1Q18, which suggests that demand remains robust.

The upsurge in copper price also coincided with news that additional environmental checks in China threatened to curtail copper output, including reports that some of the primary copper smelting capacity had been partly suspended in the Jiangxi province.

Somewhat mitigating these events, copper prices were also impacted by the concerns surrounding a looming trade war, which continues to affect the commodity market and retreated at the end of 2Q18 in line with the end of 1Q18.

Lead 2Q18 overview

The average LME lead price in 2Q18 was US$2,388/ton, 10.5% higher than the average price in 2Q17. The price ended 2Q18 at US$2,432/ton, up 0.9% compared to US$2,411/ton at the end of 1Q18.

The lead market supply side remained supportive of higher prices, as a shortage of supply coupled with Beijing’s goal to reduce pollution across major cities, driven by renewed and stricter environmental crackdown on the Chinese lead smelting industry, will likely continue to affect lead prices. Inspection teams continue to suspend operations at smaller facilities in China. Shortages in the metal market resulted from a tightness of lead concentrate with limited mine output growth.

The stronger vehicle output rate in China, which grew 3.8% year over year through May 2018, continued to support a healthy lead demand. However, threats made by the U.S. President to hit European auto imports with tariffs could affect the global auto output.

As with zinc and other commodities, the fundamentals were not enough to maintain LME prices into June 2018, since the potential trade war, in addition to fears about Treasury rate hikes, clouded the market with concerns and directly affected the industry and the price at the end of 2Q18.

Foreign Exchange 2Q18 overview

The average exchange rate for the Brazilian Real in 2Q18 was 3.61/US$, up 12.1% year over year, due to the uncertainties surrounding the local and international scenarios. Increasing concerns regarding the escalating trade war between the U.S. and China, strong labor data confirming a healthy economic growth in the United States, and growing expectations regarding an acceleration in U.S. interest rate hikes, combined with the unstable political scenario surrounding the upcoming presidential elections in Brazil, helped depreciate the Brazilian currency.

The average exchange rate for Peruvian soles in 2Q18 was 3.26/US$, down 0.1% year over year. Such stability reflects the strong fundamentals of the Peruvian economy.

Market data

	2Q18	1Q18	2Q17	2Q18 vs. 2Q17	1H18	1H17	1H18 vs. 1H17

Zinc (US$/ton)	3,112	3,421	2,596	19.9%	3,268	2,690	21.5%
Copper (US$/ton)	6,872	6,961	5,662	21.4%	6,917	5,749	20.3%
Lead (US$/ton)	2,388	2,523	2,161	10.5%	2,456	2,221	10.6%

BRL/US$ (Average)	3.606	3.243	3.217	12.1%	3.427	3.181	7.8%
BRL/US$ (End of period)	3.856	3.324	3.308	16.6%	3.856	3.308	16.6%

PEN/US$ (Average)	3.259	3.238	3.264	(0.1)%	3.249	3.277	(0.8)%
PEN/US$ (End of period)	3.273	3.227	3.252	0.6%	3.273	3.252	0.6%

Source: Bloomberg

Business Performance

Disposal of Fortaleza de Minas assets

On May 21, 2018, the Company entered into an agreement to sell assets and transfer certain liabilities of Fortaleza de Minas facility for US$27,000 (R$ 100,000). The transaction resulted in a gain of US$3.4 million recognized in Other income and expenses, net comprised of a loss of US$9.6 million on sale of property, plant and equipment and intangible assets and a gain of US$13.0 million related to reversal of related asset retirement obligation.

Fortaleza de Minas is a mine concession in Brazil where nickel production activities have been suspended since 2013. Nickel is currently not covered in Nexa’s strategic plan.

Mining Performance

Financial — Mining Segment(6)

US$ million	2Q18	1Q18	2Q17	2Q18 vs. 2Q17	1H18	1H17	1H18 vs. 1H17
Revenues	301.3	327.2	274.1	9.9%	628.5	531.7	18.2%
COGS	-148.9	-145.4	-149.1	-0.1%	-294.3	-295.6	-0.4%
Gross Profit	152.4	181.9	125.0	21.9%	334.3	236.1	41.6%
Adjusted EBITDA	116.3	160.6	110.1	5.6%	276.9	211.1	31.2%
Adj. EBITDA Mrg	38.6%	49.1%	40.2%	-3.9%	44.1%	39.7%	10.9%

Revenues for the mining segment totaled US$301.3 million in 2Q18, an increase of 9.9%, or US$27.2 million, when compared to US$274.1 million in 2Q17. The main drivers for the increase in net revenues are: (i) an increase in zinc, lead and copper market prices in 2Q18 compared to 2Q17, impacting concentrates sales in approximately US$61.0 million and (ii) lower treatment charges, following the market deficit in zinc mining production which were partially offset by (iii) reduced volumes of zinc, lead and copper mainly in Cerro Lindo and Atacocha, due to lower ore grades (impact of approximately US$21.5 million) and (iv) lower silver and gold content (impact of approximately US$10.1 million). The LME zinc price was 19.9% higher than the average in the same quarter of 2017. Copper and lead LME prices also rose by 21.4% and 10.5%, respectively. Lower volumes of concentrate sold, especially zinc and copper, partially offset price gains. In the first half of 2018, revenues totaled

(6)  Segment information is reported in accordance with IFRS 8 - ‘Operating Segments’, and the data presented to the Board of Directors (“Directors”) and CEO regarding each segment’s performance is based on accounting records, adjusted for reallocations between segments, non-recurring effects, transfer pricing adjustments, extraordinary revenues or expenses not allocated in any specific segment. Revenue information from the mining segment provided below reflects zinc concentrate production from the Vazante and Morro Agudo mines in Brazil, which is transferred at cost to the Três Marias smelter. As a result, the margin of zinc concentrate production from the Vazante and Morro Agudo mines is embedded in the Três Marias smelter’s financial results.  For more information, refer to explanatory note 21 in our Financial Statements.

US$628.5 million, 18.2% higher than US$531.7 million in the same period of last year, mainly due to higher commodities prices.

Cost of sales remained stable in 2Q18, totaling US$148.9 million compared US$149.1 million in the 2Q17. The depreciation of the Brazilian currency and the lower sales offsetting increases in operation costs (6,6% higher than the same period of last year), mainly related to reinforce safety conditions in the Company’s mines. Cost of sales for the six-month period ended on June 30, 2018 amounted to US$294.3 million, down 0.4% compared to US$295.6 million recorded in the same period of 2017. As mentioned in previous quarters, the process revisions made in order to reinforce safety conditions in the Company’s mines happened through the second half of 2017, impacting costs since then.

Adjusted EBITDA totaled US$116.3 million for the mining segment in 2Q18, a US$6.2 million increase when compared to the same quarter of the previous year, mainly because of higher metal prices positively affecting revenues, as previously explained. In the first half of 2018 adjusted EBITDA for the mining segment totaled US$276.9 million compared to US$211.1 million recorded in the same period of 2017, up 31.2%.

Mining Production

Consolidated	2Q18	1Q18	2Q17	2Q18 vs. 2Q17		1H18	1H17	1H18 vs. 1H17
Treated Ore	3,147	3,149	3,269	-3.7%		6,295	6,295	0.0%

Zinc grade (%)	3.35	3.19	3.21	14	bp	3.27	3.34	-7	bp
Copper grade (%)	0.36	0.42	0.45	-9	bp	0.39	0.42	-3	bp
Lead grade (%)	0.53	0.50	0.52	1	bp	0.51	0.52	-1	bp
Silver grade (oz/t)(1)	0.89	0.88	0.93	-4	bp	0.89	0.90	-1	bp
Gold grade (oz/t)	0.01	0.00	0.01	0	bp	0.01	0.01	0	bp

Zn Content (kton)	92.3	87.2	91.7	0.7%		179.5	183.9	-2.4%
Cerro Lindo	33.2	27.8	37.0	-10.4%		60.9	76.3	-20.1%
Vazante	35.0	35.5	32.5	7.6%		70.5	66.8	5.5%
El Porvenir	14.0	15.4	12.1	15.8%		29.4	21.6	36.2%
Atacocha	4.3	4.1	4.6	-6.7%		8.4	8.4	-0.2%
Morro Agudo	5.8	4.4	5.4	7.5%		10.2	10.9	-5.8%
Cu Content (kton)	9.0	10.7	12.0	-25.2%		19.6	21.4	-8.3%
Pb Content (kton)	12.7	12.3	13.1	-3.4%		25.0	24.9	0.1%
Ag Content (koz)(1)	1,846.8	1,883.7	2,045.6	-9.7%		3,730.6	3,751.8	-0.6%
Au Content (koz)	7.1	7.4	9.4	-24.6%		14.5	17.4	-16.9%
Zn Eq production(2)	135.5	134.0	143.9	-5.8%		269.5	279.1	-3.5%
Cerro Lindo	58.7	57.1	70.3	-16.5%		115.8	137.4	-15.7%
Vazante	35.8	36.1	33.5	6.8%		71.9	68.4	5.1%
El Porvenir	22.7	23.8	20.5	11.1%		46.5	36.1	28.6%
Atacocha	11.4	11.6	12.9	-12.0%		23.0	23.8	-3.3%
Morro Agudo	6.9	5.3	6.7	3.5%		12.3	13.3	-8.0%

(1) Silver volumes now include the silver in lead concentrate from Vazante, which was not considered in previous reports. The differences are: 218,975 oz of silver in 2015, 224,353 oz of silver in 2016 and 355,496 oz of silver in 2017.

(2) Consolidated mining production in kton of zinc equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: zinc: US$2,896/ton; copper: US$6,166/ton; lead: US$2,317/ton; silver: US$17/oz; and gold: US$1,257/oz.

Production: Zinc equivalent production in Nexa’s mining operations totaled 135.5kton in 2Q18, down 5.8% compared to 143.9kton produced in the same period of the previous year. When compared to 1Q18, there was a slight increase of 1.5kton of zinc equivalent in 2Q18. Production totaled 269.5 kton in 1H18, down 3.5% compared to 279.1 kton recorded in the same period in 2017.

Comparing 2Q18 to 2Q17, the decrease of 3.7% (122 ktons) in treated ore volume and the decrease in copper grades were partially offset by the increase in zinc grades. Zinc equivalent volume improvements in Vazante and El Porvenir (6.8% and 11.1% respectively) were not enough to offset the decrease of 16.5% in Cerro Lindo production and 12.0% in Atacocha production as we will explain in detail on each asset section below.

Cash cost — Mining Segment

Consolidated cash cost	2Q18	1Q18	2Q17	2Q18 vs. 2Q17	1H18	1H17	1H18 vs. 1H17
Cash Cost Net of Byproducts in US$/ton	552.7	488.4	460.2	20.1%	521.2	654.2	-20.3%
Cash Cost Net of Byproducts in US$/lb	0.25	0.22	0.21	20.1%	0.24	0.30	-20.3%
AISC in US$/ton(1)	920.4	786.9	830.9	10.8%	854.9	965.5	-11.5%
AISC in US$/lb(1)	0.42	0.36	0.38	10.8%	0.39	0.44	-11.5%

(1) In accordance with the Financial Statements, we updated our AISC calculations in order to reflect G&A reclassifications to the new line labeled “Mineral exploration and project development”.

Cash cost: As mentioned in the previous quarter, we have updated our AISC calculations to include sustaining CAPEX as well as health, safety and environment, tailing dams and other non-expansion related CAPEX.

The cash cost net of by-products credits increased by 20.1% to US$0.25/lb (or US$553/ton) in 2Q18 compared to US$0.21/lb (or US$460/ton) in 2Q17, mainly due to (i) lower by-products credits (–US$175/ton) lower when compared to 2Q17) mainly driven by decrease of copper, silver and gold content in concentrate (down 25.2%, 9.7% and 24.6% respectively) and (ii) higher operating costs (US$167/ton higher when compared to 2Q17) mainly in Peru due to the process revisions made to reinforce safety conditions including sustaining and shotcrete cost, and higher development costs (+US$0.04/lb or US$83/ton), partially offset by (i) devaluation of the BRL impacting Brazilian mines (approximately US$0.02/lb or US$34/ton) and (ii) lower treatment charges (down US$0.06/lb or US$127/ton).

AISC also increased in 2Q18, amounting to US$0.42/lb (or US$920/ton), 10.8% higher than in 2Q17, impacted by reasons mentioned above. Sustaining CAPEX in 2Q18 is in line with 2Q17 as higher expenses in Atacocha were offset by El Porvenir expenses.

For a reconciliation of AISC, refer to the appendix section “All-in Sustaining Cost — Mining”.

Mining Production Volumes and Cash Cost by Assets

Cerro Lindo, Peru

The Cerro Lindo mine is an underground mine located in Peru, wholly-owned by our subsidiary Nexa Peru, which began operating in 2007. In July 2017, an expansion project was completed at the processing plant, increasing its capacity to 21kton of ore per day. Since then, we have been developing new galleries and stopes, which prevented the mine from operating at full capacity in 1H18. These new galleries will enable us to grow production in 2H18, in line with our mining production guidance. Cerro Lindo’s estimated proven and probable mineral reserves represent a mine life of approximately eight years, according to the latest 2017 YE MRMR Update.

Cerro Lindo, Peru	2Q18	1Q18	2Q17	2Q18 vs. 2Q17		1H18	1H17	1H18 vs. 1H17
Treated Ore	1,635	1,712	1,785	-8.4%		3,348	3,498	-4.3%

Zinc grade (%)	2.21	1.79	2.28	-7	bp	2.00	2.39	-39	bp
Copper grade (%)	0.62	0.69	0.76	-14	bp	0.66	0.70	-5	bp
Lead grade (%)	0.25	0.21	0.24	1	bp	0.23	0.26	-4	bp
Silver grade (oz/t)	0.62	0.63	0.72	-10	bp	0.62	0.71	-8	bp
Gold grade (oz/t)	0.002	0.001	0.002	0	bp	0.001	0.003	0	bp

Zn Content (kton)	33.2	27.8	37.0	-10.4%		60.9	76.3	-20.1%
Cu Content (kton)	8.8	10.5	11.8	-25.5%		19.3	21.0	-8.3%
Pb Content (kton)	3.0	2.7	3.2	-7.0%		5.7	7.0	-19.1%
Ag Content (koz)	700.1	769.8	879.8	-20.4%		1,469.9	1,682.4	-12.6%
Au Content (koz)	0.7	0.9	1.0	-30.0%		1.6	2.1	-24.6%
Zn Eq production(1)	58.7	57.1	70.3	-16.5%		115.8	137.4	-15.7%

(1) Mining production in kton of Zinc Equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: zinc: US$2,896/ton; copper: US$6,166/ton; lead: US$2,317/ton; silver: US$17/oz; and gold: US$1,257/oz.

Production: The zinc equivalent production in Cerro Lindo was 58.7 kton in 2Q18, 16.5% lower when compared to 70.3 kton in 2Q17. The main drivers for the lower production were lower grades, which we anticipated in the mining plan (-0.07% for zinc, -0.14% for copper and -0.1oz/t for silver comparing 2Q18 to 2Q17), and treated ore 8.4% reduction comparing 2Q18 to 2Q17. In the six months of 2018 the zinc equivalent production totaled 115.8 kton, 15.7% lower than the same period in 2017 which was 137.4 kton. An increase in mine development was planned to sustain a high level of production at Cerro Lindo in 2H18. Development is ramping up and we expect to accelerate production rates in 2H18 reaching the guidance.

A total of 17,122 meters of diamond drilling were executed in 2Q18, focusing primarily on identifying and detailing of new ore bodies (OB’s).  In addition, 10,842 meters of diamond drilling were executed, focusing on the reclassification and validation of mineral resources (infill program).

Cerro Lindo — exploration in new areas:

In May 2018, an agreement with the local Community of Chavin was signed, granting legal surface rights for the development of diamond drilling platforms in the area of Topara North in Cerro Lindo. The environmental authorities authorised us to explore this region and we are planning to start the drilling activities in early August 2018.

Cerro Lindo main projects:

•                  Construction of the new waste disposal deposit (Botadero Pahuaypite): This project aims to ensure continuity of operations at the Cerro Lindo Unit as per the mine plan. The project was approved by Nexa in 2Q18, with a total CAPEX of US$9.4 million. With the Environmental Impact Assessment (EIA) permit obtained in March 2018, selection of the civil works contractor took place during 2Q18.  The construction license was approved by the local agencies in early July, entitling Nexa to initiate construction immediately. NEXA estimates the start of operation of the new waste disposal deposit in 1Q19.

•                  Replacement of the seawater pipeline from the desalination plant: The CAPEX related to the replacement of the seawater pipeline from the desalination plant on the coast to the mine is estimated at US$11.8 million. The purpose is to provide the operations with a reliable water supply, by replacing the original pipeline, which has suffered from normal wear and tear after more than a decade of operation.  The new pipeline will have a larger diameter that will reduce the working pressure improving the reliability of the system.  The pipeline acquisition process took place during 2Q18, culminating with vendor selection. Contractor selection will be undertaken during 3Q18 to prepare for pipeline arrival in late 2018.  Coordination with Peru LNG and TGP has been done for two points where the seawater pipeline crosses gas pipes from these two companies.

Cash cost Cerro Lindo, Peru	2Q18	1Q18	2Q17	2Q18 vs. 2Q17	1H18	1H17	1H18 vs. 1H17
Cash Cost Net of Byproducts in US$/ton	-142.0	-501.5	-147.7	-3.8%	-311.8	40.6	N/A
Cash Cost Net of Byproducts in US$/lb	-0.06	-0.23	-0.07	-3.8%	-0.14	0.02	N/A

Cash cost: Cash cost net of by-products increased from a negative US$0.07/lb (or US$148/ton) in 2Q17 to a negative US$0.06/lb (or US$142/ton) in 2Q18. Main impacts are operating cost increase (+US$0.06/lb or US$123/ton), mostly related to sustaining costs (+US$0.02/lb or US$47/ton) and development costs (+US$0.01 or US$16/ton), and lower byproducts credits (-US$0.04 or US$98/ton), partially offset by lower treatment charges (-US$0.01/lb or US$28/ton).

Vazante, Brazil

The Vazante mine is an underground mine located in the Brazilian state of Minas Gerais.  The mine is wholly-owned by our Brazilian subsidiary Nexa Recursos Minerais, and began operating in 1969. The current processing capacity is 4.1kton of ore per day. This mine’s estimated proven and probable mineral reserves represents a mine life of approximately twelve years according to the 2017 YE MRMR Update as of December 31, 2017.

Vazante, Brazil	2Q18	1Q18	2Q17	2Q18 vs. 2Q17		1H18	1H17	1H18 vs. 1H17
Treated Ore	327	313	331	-1.2%		640	641	-0.1%

Zinc grade (%)	12.73	13.62	11.70	103	bp	13.17	12.37	80	bp
Lead grade (%)	0.38	0.30	0.38	0	bp	0.34	0.35	-1	bp
Silver grade (oz/t)(1)	0.70	0.54	0.66	4	bp	0.63	0.64	-1	bp

Zn Content (kton)	35.0	35.5	32.5	7.6%		70.5	66.8	5.5%
Pb Content (kton)	0.3	0.2	0.4	-20.9%		0.5	0.6	-19.0%
Ag Content (koz)(1)	92.0	74.9	110.6	-16.9%		166.9	184.8	-9.7%
Zn Eq production(2)	35.8	36.1	33.5	6.8%		71.9	68.4	5.1%

(1) Silver volumes now include the silver in lead concentrate from Vazante, which was not considered in previous reports. The differences are: 218,975 oz of silver in 2015, 224,353 oz of silver in 2016 and 355,496 oz of silver in 2017.

(2) Mining production in kton of Zinc Equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: zinc: US$2,896/ton; copper: US$6,166/ton; lead: US$2,317/ton; silver: US$17/oz; and gold: US$1,257/oz.

Production: Zinc equivalent production in Vazante was 35.8kton in 2Q18, up 6.8% compared to 2Q17 due to higher zinc grades of 12.73% vs. 11.70% in 2Q17, which offset the slight decrease in treated ore - 327kton in 2Q18 vs. 331kton in 2Q17 (1.2% lower). In the first six months of 2018 production totaled 71.9kton, up 5.1% compared to 68.4kton recorded in the same period of the previous last year.

Vazante main projects:

•                  Vazante mine deepening project: Our key brownfield project is the Vazante Mine Deepening Project, which is expected to extend the mine life of Vazante from 2022 to 2027. This project began in 2013 and is forecasted to end in 2022. In 2Q18, we reached 69% physical progress focusing on the Pumping Station EB140 and the key highlights were the long lead time items delivery (pumps) at site, conclusion of the excavation of the main reservoir (37,000 m³) and mobilization process for civil works and the assembly of the electromechanical package. The Start-up of EB140 Phase 1 is a significant milestone for the project and is planned for 4Q18. Production at the deeper levels represented more than half of Vazante’s zinc production in the 2Q18.

•                  Dry stacking disposal: The project encompasses the installation of a press filtering tailings plant for the dry disposal of the materials in piles, replacing wet tailings disposal directly into the dam. During 2Q18 we attained 28% project overall progress in relation to the plan. The detailed engineering progressed to 90% and the long lead items (thickener and filter) manufacturing is progressing accordingly, with site delivery expected to take place in 3Q18. The construction works reached 14% physical progress primarily due to the effective performance by the civil and electromechanical assembly contractor in earthworks and civil works.

Cash cost Vazante, Brazil	2Q18	1Q18	2Q17	2Q18 vs. 2Q17	1H18	1H17	1H18 vs. 1H17
Cash Cost Net of Byproducts in US$/ton	817.9	827.4	1,027.8	-20.4%	822.7	1,052.7	-21.8%
Cash Cost Net of Byproducts in US$/lb	0.37	0.38	0.47	-20.4%	0.37	0.48	-21.8%

Cash cost: Cash cost net of by-products decreased 20.4% comparing 2Q17 to 2Q18, from US$0.47/lb (or US$1,028/ton) to US$0.37/lb (or US$818/ton). Main impacts are lower treatment charges (-US$0.11 or US$238/ton) and Brazilian Reais depreciation (-US$0.03/lb ir US$57/ton), partially offset by higher operating costs (+US$0.05/lb or US$112/ton), associated to higher maintenance costs (+US$0.01/lb or US$25/ton), higher water pumping (+US$0.01/lb or US$22/ton) and higher labor costs (+US$0.01/lb or US$18/ton).

El Porvenir, Peru

The El Porvenir mine is an underground mine located in Peru.  The mine is wholly-owned by our subsidiary Nexa Peru and began operating in 1949. The current processing capacity is 6.5kton of ore per day. This mine’s estimated proven and probable mineral reserves represent a mine life of approximately ten years, according to the 2017 YE MRMR Update as of December 31, 2017.

El Porvenir, Peru	2Q18	1Q18	2Q17	2Q18 vs. 2Q17		1H18	1H17	1H18 vs. 1H17
Treated Ore	539	535	497	8.4%		1,074	878	22.3%

Zinc grade (%)	2.94	3.20	2.76	18	bp	3.07	2.80	27	bp
Copper grade (%)	0.16	0.16	0.14	2	bp	0.16	0.14	2	bp
Lead grade (%)	1.00	0.96	1.01	-1	bp	0.98	0.99	-1	bp
Silver grade (oz/t)	1.91	1.82	2.05	-14	bp	1.87	2.02	-15	bp
Gold grade (oz/t)	0.02	0.01	0.01	1	bp	0.01	0.01	0	bp

Zn Content (kton)	14.0	15.4	12.1	15.8%		29.4	21.6	36.2%
Cu Content (kton)	0.2	0.2	0.2	-8.9%		0.3	0.3	-4.6%
Pb Content (kton)	4.4	4.1	3.9	11.7%		8.5	6.7	26.6%
Ag Content (koz)	648.4	614.3	643.5	0.8%		1,262.6	1,118.5	12.9%
Au Content (koz)	2.5	2.4	2.5	1.1%		4.9	4.3	14.6%
Zn Eq production(1)	22.7	23.8	20.5	11.1%		46.5	36.1	28.6%

(1) Mining production in kton of Zinc Equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: zinc: US$2,896/ton; copper: US$6,166/ton; lead: US$2,317/ton; silver: US$17/oz; and gold: US$1,257/oz.

Production: Zinc equivalent production at El Porvenir was up 11.1%, totaling 22.7kton in 2Q18 compared to 20.5kton in 2Q17, mainly due to an 8.4% increase in treated ore as well as higher zinc head grades (2.94% in 2Q18 vs. 2.76% in 2Q17). Production in the first half of 2018 and 2017 totaled 46.5kton and 36.1kton respectively, a 28.6% increase.

Regarding strategic exploration activities, 15,493 meters of diamond drilling were executed during the 2Q18, focusing primarily on identifying new Ore Bodies towards the north, along the integration area between El Porvenir and Atacocha.  In addition, 8,013 meters of diamond drilling were executed, focusing on the validation and reclassification of mineral resources (infill program).

Cash cost El Porvenir, Peru	2Q18	1Q18	2Q17	2Q18 vs. 2Q17	1H18	1H17	1H18 vs. 1H17
Cash Cost Net of Byproducts in US$/ton	904.5	1,267.9	774.7	16.8%	1,093.4	1,214.5	-10.0%
Cash Cost Net of Byproducts in US$/lb	0.41	0.58	0.35	16.8%	0.50	0.55	-10.0%

Cash cost: El Porvenir cash cost net of by-products increased from US$0.35/lb (US$775/ton) to US$0.41/lb (US$904/ton), a 16.8% increment,  mostly due lower byproducts credits (-US$0.15/lb or US$323/ton) associated to a decrease in Copper content and higher operating costs (+US$0.05/lb or US$106/ton) mainly due to sustaining and development costs, partially offset by lower Treatment Charges (-US$0.05/lb or US$121/ton) and a 15.8% increase in zinc production.

Atacocha, Peru

The Atacocha mine is an underground and open pit mine located in Peru.  The mine is 67% owned by Nexa Peru and began operating in 1938. The current processing capacity is 4.5kton of ore per day. This mine’s estimated proven and probable mineral reserves represent a mine life of approximately twelve years estimated according to the 2017 YE MRMR Update as of December 31, 2017.

Atacocha, Peru	2Q18	1Q18	2Q17	2Q18 vs. 2Q17		1H18	1H17	1H18 vs. 1H17
Treated Ore	384	368	387	-0.9%		752	740	1.6%

Zinc grade (%)	1.42	1.42	1.49	-7	bp	1.42	1.43	-1	bp
Copper grade (%)	0.10	0.10	0.09	1	bp	0.10	0.08	2	bp
Lead grade (%)	1.11	1.28	1.21	-10	bp	1.19	1.18	2	bp
Silver grade (oz/t)	1.40	1.49	1.38	2	bp	1.44	1.35	9	bp
Gold grade (oz/t)	0.016	0.017	0.021	-0.5	bp	0.016	0.021	-0.5	bp

Zn Content (kton)	4.3	4.1	4.6	-6.7%		8.4	8.4	-0.2%
Cu Content (kton)	0.0	0.0	0.0	-10.5%		0.0	0.1	-13.6%
Pb Content (kton)	3.6	4.1	4.0	-9.6%		7.7	7.5	3.2%
Ag Content (koz)	406.3	424.8	411.7	-1.3%		831.2	766.1	8.5%
Au Content (koz)	3.9	4.1	6.0	-34.4%		8.0	11.1	-27.6%
Zn Eq production(1)	11.4	11.6	12.9	-12.0%		23.0	23.8	-3.3%

(1) Mining production in kton of Zinc Equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: zinc: US$2,896/ton; copper: US$6,166/ton; lead: US$2,317/ton; silver: US$17/oz; and gold: US$1,257/oz.

Production: Zinc equivalent production at Atacocha declined by 12.0% to 11.4kton in 2Q18, compared to 12.9kton in 2Q17. The lower zinc equivalent volume was driven mainly by lower grades; zinc (1.42% 2Q18 vs. 1.49% 2Q17); lead (1.11% 2Q18 vs 1.21% 2Q17) and gold (0.016oz/t 2Q18 vs. 0.021oz/t 2Q17). In the first half of 2018, production totaled 23.0kton, 3.3% lower than 23.8kton in the same period of 2017 mainly because of the lower gold grades.

Regarding exploration activities, 12,199 meters of diamond drilling were executed during the second quarter, focusing primarily on identifying new ore bodies, and the reclassification and validation of mineral resources towards the southern area of the San Gerardo open pit.  Also, 12,167 meters of diamond drilling were executed, focusing on the validation and reclassification of mineral resources (infill program).

Pasco complex main projects (El Porvenir and Atacocha):

The El Porvenir and Atacocha mines that form the Pasco mining complex are currently undergoing an operational integration process. This complex integration involves shared tailings, storage facilities and shared underground infrastructure among other benefits.

•                  Elevation of El Porvenir tailings dam level: This project is being undertaken to provide sustainability of operations at the Atacocha and El Porvenir Units. The feasibility study (FEL3) was finished in 2Q18, comprising two new dam raisings (levels 4060 and 4064), with total CAPEX of US$ 28.9 million. The internal approval process for raising to level 4060 will be undertaken in 3Q18, following Nexa’s governance policies. The Environmental Impact Assessment (EIA) modification to allow these raising stages is already approved by the government. To complement this project, a rain water diversion channel is in its final study stage (FEL3), and will follow the internal approval process in 3Q18.  The aim is to meet the environmental requirements based on our organization’s best sustainability standards.

Waste disposal: Construction of the new waste disposal to allow continuity of the San Gerardo open pit mine in Atacocha has reached 92% physical progress of the project’s first phase in 2Q18. CAPEX is estimated at US$8.4MM, and completion is scheduled for early 3Q18. The second phase is under feasibility study (FEL3), which is currently 90% complete. Construction of the second phase is now expected to be approved in 1Q19 and end by 1Q20, due to modifications in the mining plan and license requirements.

Cash cost Atacocha, Peru	2Q18	1Q18	2Q17	2Q18 vs. 2Q17	1H18	1H17	1H18 vs. 1H17
Cash Cost Net of Byproducts in US$/ton	1,411.2	285.9	-851.1	N/A	861.6	1.2	N/A
Cash Cost Net of Byproducts in US$/lb	0.64	0.13	-0.39	N/A	0.39	0.00	N/A

Cash cost: Atacocha cash cost net of by-products increased from negative US$0.39/lb (US$851/ton) to US$0.64/lb (US$1,411/ton) when comparing 2Q18 with 2Q17. Cash Cost was impacted mostly by lower byproducts credits (-US$0.74/lb or US$1,628/ton), as a result of a lower production of lead and copper concentrates, which in turn meant lower silver and gold contents, byproducts that are relevant to the financial result of Atacocha unit. Higher equipment maintenance (+US$0.08/lb or US$170/ton) and blasting costs, in order to enable more pits for exploitation (+US$0.10/lb or US$213/ton) also contributed to the increase.

Morro Agudo, Brazil

The Morro Agudo complex, located in the Brazilian state of Minas Gerais, includes an underground and an open pit mine.  The complex is wholly-owned by our subsidiary Nexa Recursos Minerais and began operating in 1988. The current processing capacity is 3.40kton of ore per day. As of June 30, 2017, the mine’s mineral estimated resources presented a potential mine life of approximately 11 years estimated in a preliminary economic assessment level of study.

Morro Agudo, Brazil	2Q18	1Q18	2Q17	2Q18 vs. 2Q17		1H18	1H17	1H18 vs. 1H17
Treated Ore	261	220	268	-2.4%		481	538	-10.5%

Zinc grade (%)	2.40	2.18	2.20	20	bp	2.30	2.19	11	bp
Lead grade (%)	0.62	0.63	0.69	-7	bp	0.63	0.70	-8	bp

Zn Content (kton)	5.8	4.4	5.4	7.5%		10.2	10.9	-5.8%
Pb Content (kton)	1.4	1.2	1.6	-13.0%		2.6	3.1	-17.3%
Zn Eq production(1)	6.9	5.3	6.7	3.5%		12.3	13.3	-8.0%

(1) Mining production in kton of Zinc Equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: zinc: US$2,896/ton; copper: US$6,166/ton; lead: US$2,317/ton; silver: US$17/oz; and gold: US$1,257/oz.

Production: Zinc equivalent production at Morro Agudo was 3.5% higher in 2Q18 compared to the same period of 2017, 6.9kton and 6.7kton respectively, affected by higher grades and slightly lower treated ore.  In the first half of 2018, production totaled 12.3kton, 8.0% lower than the same period in 2017 reflecting lower treated ore volume of 10.5%, as expected in our mining plan.

Cash cost Morro Agudo, Brazil	2Q18	1Q18	2Q17	2Q18 vs. 2Q17	1H18	1H17	1H18 vs. 1H17
Cash Cost Net of Byproducts in US$/ton	1,543	2,154	1,611	-4.2%	1,807	1,624	11.3%
Cash Cost Net of Byproducts in US$/lb	0.70	0.98	0.73	-4.2%	0.82	0.74	11.3%

Cash cost: Morro Agudo cash cost net of by-products decreased from US$0.73/lb (US$1,611/ton) in the 2Q17 to US$0.70/lb (US$1,543/ton) in the 2Q18, a 4.2% decrease in the period positively impacted by the devaluation of Brazilian Reais (-US$0.10/lb or US$231/ton), lower Treatment Charges (-US$0.10/lb or US$221/ton), and a 7.5% higher zinc volume, partially offset by higher operating costs (+US$0.15/lb or 332/ton) and lower byproducts (-US$0.11/lb or US$239/ton) due lower lead production.

Smelting Performance

Financial - Smelting(1)

US$ million	2Q18	1Q18	2Q17	2Q18 vs. 2Q17	1H18	1H17	1H18 vs. 1H17
Revenues	520.2	557.3	443.2	17.4%	1,077.5	888.6	21.3%
COGS	-480.8	-515.4	-394.5	21.9%	-996.2	-785.5	26.8%
Gross Profit	39.4	41.9	48.7	-19.1%	81.3	103.2	-21.2%
Adjusted EBITDA	46.7	29.9	35.4	31.9%	76.6	80.4	-4.7%
Adj. EBITDA Mrg	9.0%	5.4%	8.0%	12.4%	7.1%	9.0%	-21.4%

(1) Segments information are reported in accordance with IFRS 8 - ‘Operating Segments’, and the information presented to the Board of Directors (“Directors”) and CEO on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments, non-recurring effects, transfer pricing adjustments, extraordinary revenues or expenses not allocated in a specific segment. Revenues from the mining segment set out below reflect zinc concentrates production from the Vazante and Morro Agudo mines in Brazil that is transferred at cost to the Três Marias smelter. As a result, zinc concentrates production from our Vazante and Morro Agudo mines has its margin embedded in the Três Marias smelter financial results.  For more information, please refer to explanatory note 21 of our Financial Statements.

Revenues for the smelting segment totaled US$520.2 million in 2Q18, up 17.4%, or US$77.0 million compared to US$443.2 million in 2Q17. The main drivers for the increase in net revenues were: (i) an increase in zinc market prices in 2Q18 compared to 2Q17, impacting metal sales in approximately US$57.3 million and (ii) higher sales volume of metallic zinc, mainly due to the rains and floods in 2017, impacting smelting revenues in approximately US$22.1 million. Revenues totaled US$1,077.5 million in the first half of 2018, up 21.3% compared to US$888.6 million recorded in the same period of last year mainly reflecting the already mentioned higher production and higher LME metal prices.

Cost of sales increased by 21.9% in 2Q18, totaling US$480.8 million compared to US$394.5 million in 2Q17. The main drivers for the increase in costs are: (i) zinc LME prices were higher in 2Q18 than 2Q17, impacting zinc concentrate acquisitions in approximately US$55.5 million; (ii) higher Zn sales volume in 4.4% impacting the costs in approximately US$ 20.5 million (the sales volume in 2017 were lower because of heavy rains). Cost of sales for the six months ended June 30, 2018 totaled US$996.2 million, up 26.8% compared to US$785.5 million in the same period of 2017.

Brazilian truck drivers went on strike between May 22 and 31, 2018, interrupting all road transportation nationwide and affecting Nexa’s operations. The Company took all necessary and appropriate measures to mitigate the impacts caused by the strike. As a result, metal production at our Juiz de Fora smelter was not affected, while production at the Três Marias smelter was partially affected due to the interrupted supply of zinc concentrate and other critical inputs. After analyzing the situation, the Company deemed the financial impacts caused by such interruptions immaterial, despite the sales backlog caused by the strike.

Adjusted EBITDA totaled US$46.7 million in 2Q18, a 31.9% or US$11.3 million increase when compared to the same quarter of the previous year which was impacted by the weather conditions as discussed before. In the first half of 2018 the smelting adjusted EBITDA totaled US$76.6 million compared to US$80.4 million in the same period of 2017, a decrease of 4.7%.

Sales volume and cash cost

Consolidated	2Q18	1Q18	2Q17	2Q18 vs. 2Q17		1H18	1H17	1H18 vs. 1H17
Metallic zinc Sales (kton)	143.1	137.3	135.9	5.3%		280.4	266.5	5.2%
Global Recovery	93.3%	94.4%	94.1%	-80	bp	93.8%	94.2%	-40	bp
Zinc oxide Sales (kton)	9.0	9.1	9.7	-7.4%		18.1	18.6	-2.6%

Sales: Sales of metallic zinc in 2Q18 were 5.3% higher than in 2Q17, totaling 143.1kton supported by higher production in the quarter, due to improved performance of the roasters after debottlenecking efforts. The increased output from the roasters slightly decreased recovery rates and countermeasures are already being developed. Sales also rose to 280.4kton in 1H18, a 5.2% increase compared to 266.5kton in 1H17, when production and sales were impacted by heavy rainfalls and floods in Peru. The net impact of the truck driver’s strike was a delivery backlog of approximately 3kton as of June 30, 2018.

Cash cost: As mentioned in the previous quarter, we have updated our AISC calculations to include sustaining CAPEX as well as health, safety and environment, tailing dams and other non-expansion related CAPEX.

Consolidated cash cost	2Q18	1Q18	2Q17	2Q18 vs. 2Q17	1H18	1H17	1H18 vs. 1H17
Cash Cost Net of Byproducts in US$/ton	2,862	3,163	2,371	20.7%	3,010	2,399	25.5%
Cash Cost Net of Byproducts in US$/lb	1.30	1.43	1.08	20.7%	1.37	1.09	25.5%
AISC in US$/ton(1)	3,092	3,325	2,654	16.5%	3,206	2,645	21.2%
AISC in US$/lb(1)	1.40	1.51	1.20	16.5%	1.45	1.20	21.2%

(1) In accordance with the Financial Statements, we updated our AISC calculations in order to reflect G&A reclassifications to new line labeled “Mineral exploration and project development”.

Cash cost: cash cost net of by-products credits increased by 20.7% to US$1.30/lb (or US$2,862/ton) in 2Q18, compared to US$1.08/lb (or US$2,371/ton) in the same period of the previous year, mainly due to higher raw material costs driven by higher zinc prices (+US$0.17/lb or US$ 370/ton) and lower treatment charges, partially offset by higher by-products’ credits (+US$0.02 or US$50/ton - mainly sulfuric acid); Brazilian currency devaluation (-US$0.01 or US$23/ton) and higher metallic zinc sales.

All-in sustaining cost net of by-products credits (“AISC”) also increased in 2Q18, impacted by the reasons mentioned above and partially offset by lower sustaining CAPEX as the main modernization projects that started in 2017 approaching the final phase.

For a reconciliation of AISC, please refer to the appendix section “All-in Sustaining Cost — Smelting”.

Sales Volumes and Cash Cost by Assets

Cajamarquilla, Peru

The Cajamarquilla smelter, which is wholly-owned by Nexa, is located in Peru and began operating in 1981. It is currently the largest zinc smelter in Latin America and the seventh largest worldwide, according to Wood Mackenzie data from 2017. Cajamarquilla uses roast-leach-electrowinning technology, with a nominal production capacity of 335kton per year.  The smelter sold 81.9kton in 2Q18, up 13.7% compared to 2Q17, which was impacted by heavy rainfalls and floods. Sales in the first half of 2018 was 11.2% higher than the same period of 2017, 160.9kton and 144.7kton respectively also explained by the challenging weather conditions faced in early 2017 and a sound performance this year.

Cajamarquilla, Peru	2Q18	1Q18	2Q17	2Q18 vs. 2Q17		1H18	1H17	1H18 vs. 1H17
Metallic zinc Sales (kton)	81.9	79.0	72.0	13.7%		160.9	144.7	11.2%
Global Recovery	93.7%	95.0%	95.1%	-140	bp	94.3%	94.9%	-60	bp

Cajamarquilla main project:

•                  Conversion to Jarosite process: The project is expected to improve the zinc recovery by 3% at the Cajamarquilla smelter. The total CAPEX for the conversion is estimated at US$44.9 million, and the project is expected to be completed by 3Q19. In 2Q18, the project execution highlights includes the conclusion of engineering process reviewed by Asturiana de Zinc, award of detailed engineering contract to SNC Lavalin and conclusion of the purchase process for the long lead time items (tanks and thickeners). The execution phase has progressed 4% as of June 2018 primarily related to by engineering and procurement activities. The construction activities are planned to start during 3Q18. The Jarosite process is the original process used at Cajamarquilla, until 2007 when we moved to the Goethite process to recover indium, a metal which is no longer attractive.

Cash cost Cajamarquilla, Peru	2Q18	1Q18	2Q17	2Q18 vs. 2Q17	1H18	1H17	1H18 vs. 1H17
Cash Cost Net of Byproducts in US$/ton	2,948	3,087	2,388	23.5%	3,016	2,445	23.4%
Cash Cost Net of Byproducts in US$/lb	1.34	1.40	1.08	23.5%	1.37	1.11	23.4%

Cash cost: Cajamarquilla cash cost net of by-products increased from US$1.08/lb (US$2,388/ton) in 2Q17 to US$1.34/lb (US$2,948/ton) in 2Q18, a 23.5% increase in the comparison with the same quarter of the previous year, mostly driven by higher zinc market prices impacting raw material cost (+US$0.18/lb or US$398/ton), higher input prices and third-party services (+US$0.03/lb or US$66/ton), partially offset by higher byproducts credits (+US$0.03/lb or US$66/ton).

Três Marias, Brazil

The Três Marias smelter, which is wholly-owned by the subsidiary Nexa Recursos Minerais, is located in the Brazilian state of Minas Gerais and began operating in 1969. Três Marias processes zinc silicate concentrate from Nexa’s Vazante mine and zinc sulfide concentrate from Nexa’s Morro Agudo mine and uses roast-leach-electrowinning technology, with a nominal production capacity of 190kton per year.  The smelter sold 42.0kton of metallic zinc in 2Q18, 1.8% higher than in 2Q17. Global recovery was slightly lower in the quarter due to a higher mix of silicate concentrate. Sales in the first half of 2018 totaled 82.2kton, 3.6% higher than 79.3kton recorded in the same period of 2017.

Três Marias, Brazil	2Q18	1Q18	2Q17	2Q18 vs. 2Q17		1H18	1H17	1H18 vs. 1H17
Metallic zinc Sales (kton)	42.0	40.1	41.3	1.8%		82.2	79.3	3.6%
Global Recovery	93.4%	94.2%	94.8%	-136	bp	93.8%	94.8%	-100	bp
Zinc oxide Sales (kton)	9.0	9.1	9.7	-7.4%		18.1	18.6	-2.6%

Cash cost Três Marias, Brazil	2Q18	1Q18	2Q17	2Q18 vs. 2Q17	1H18	1H17	1H18 vs. 1H17
Cash Cost Net of Byproducts in US$/ton	2,830	3,294	2,240	26.4%	3,058	2,284	33.9%
Cash Cost Net of Byproducts in US$/lb	1.28	1.49	1.02	26.4%	1.39	1.04	33.9%

Cash cost: Três Marias cash cost net of byproducts increased by 26.4% when comparing the 2Q17 level of US$1.02/lb (US$2,240/ton) to US$1.28/lb (US$2,830/ton) in the 2Q18, mostly driven by higher zinc market prices impacting raw material cost (+US$0.16 or US$349/ton), third-party calcine consumption (+US$0.03/lb or US$61/ton) and higher consumption of third-party dross (+US$0.02/lb or US$45/ton), partially offset by Brazilian currency devaluation (-US$0.02/lb or US$45/ton).

Três Marias main project:

•                  Murici tailings complex: The project consists of the construction of a new tailings deposit, divided in four phases: Central Module, East Module (concluded in 2007 and 2010 respectively), West I Module and West II Module. These deposits have a capacity to receive 17 million m3 of tailings. During 2Q18 the West II dam was completed.  In 2018, we are raising the West I dam to increase the capacity, as planned. In 2020, we will implement another raising Module at West I when the Murici complex reaches its full capacity.

Juiz de Fora, Brazil

The Juiz de Fora smelter, which is wholly-owned by our subsidiary Nexa Recursos Minerais, is located in the Brazilian state of Minas Gerais and began operating in 1980. This smelter uses roast-leach-electrowinning and Waelz Furnace technologies, with a nominal production capacity of 89kton per year.  It sold 19.2kton in 2Q18,

15.1% lower than 2Q17 mainly because of the sales backlog caused by the truck driver’s strike as mentioned before. Comparing to 1Q18, 2Q18 global recovery was slightly lower due to higher mix of secondary raw material. Sales in the first half of 2018 were 12.2% lower than the same period of 2017, 37.4kton and 42.6kton respectively.

Juiz de Fora, Brazil	2Q18	1Q18	2Q17	2Q18 vs. 2Q17		1H18	1H17	1H18 vs. 1H17
Metallic zinc Sales (kton)	19.2	18.2	22.7	-15.1%		37.4	42.6	-12.2%
Global Recovery	91.3%	92.4%	89.1%	220	bp	91.8%	90.6%	120	bp

Cash cost Juiz de Fora, Brazil	2Q18	1Q18	2Q17	2Q18 vs. 2Q17	1H18	1H17	1H18 vs. 1H17
Cash Cost Net of Byproducts in US$/ton	2,643	3,212	2,525	4.7%	2,920	2,489	17.3%
Cash Cost Net of Byproducts in US$/lb	1.20	1.46	1.15	4.7%	1.32	1.13	17.3%

Cash cost: Juiz de Fora cash cost net of by-products increased by 4.7% from US$1.15/lb (US$2,524/ton) to US$1.20/lb (US$2,643/ton) in the comparison between the 2Q18 and 2Q17, mostly driven by higher zinc market prices impacting raw material cost (+US$0.14/lb or US$305/ton), lower metallic zinc sales in 15.1%, partially offset by higher byproducts credits (+US$0.06/lb or US$128/ton) and Brazilian currency devaluation (-US$0.03/lb or US$61/ton).

CAPEX

US$ million	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	2017	2016	2015

Mining	35.2	20.0	29.6	22.4	35.4	19.7	107.1	105.1	98.3
Cerro Lindo	1.6	0.5	2.7	2.9	1.2	0.7	7.5	18.8	16.2
El Porvenir	3.6	4.7	2.6	1.7	9.9	5.5	19.9	35.8	37.9
Atacocha	6.8	2.1	3.1	0.8	1.3	0.7	5.9	7.7	11.6
Vazante	21.2	11.2	18.4	11.2	16.5	9.2	55.3	34.2	29.0
Morro Agudo	1.9	1.6	2.7	5.9	6.4	3.6	18.6	8.7	3.6
Smelting	19.1	10.1	21.4	21.6	24.4	13.6	81.0	62.8	72.6
CJM	2.3	2.2	3.3	3.6	8.5	4.7	20.0	26.5	28.5
Três Marias	12.8	5.7	12.9	13.2	11.2	6.2	43.5	23.8	34.1
Juiz de Fora	4.0	2.1	5.3	4.8	4.7	2.6	17.5	12.5	10.0
Other	4.1	2.9	15.9	1.1	-4.8	-2.7	9.5	15.1	16.2

Expansion	19.2	9.6	13.0	11.1	15.9	8.9	48.8	41.4	35.8
Non-Expansion	39.3	23.3	53.9	34.0	39.1	21.8	148.8	141.6	151.3

Total	58.5	33.0	66.9	45.1	55.0	30.7	197.6	183.0	187.1

US$ million	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	2017	2016	2015
Modernization	0.7	1.0	5.9	3.2	7.9	4.4	21.4	19.6	15.3
Sustaining	14.9	9.4	16.5	16.3	17.1	9.5	59.4	54.1	49.6
HSE	20.5	11.2	16.2	14.9	19.9	11.1	62.1	58.5	72.9
Other	3.1	1.7	15.4	-0.4	-5.8	-3.2	5.9	9.4	13.5
Non-Expansion	39.3	23.3	53.9	34.0	39.1	21.8	148.8	141.6	151.3

Total capital expenditures (CAPEX(7)) amounted to US$58.5 million in the second quarter of 2018 and US$ 91.5 million for the 1H18, consisting mainly of the deepening of the Vazante mine and investments in the tailing dams of the Três Marias smelter in Brazil. The CAPEX was US$9.0 million below budget for 2Q18 - 80% of this difference is explained by the devaluation of the Brazilian currency since most of the Brazilian CAPEX is denominated in reais (BRL) and translated to U.S. dollars. Out of our total CAPEX, 33% was directed towards brownfield expansion projects in 2Q18, in line with Nexa’s strategy of developing its mining business.

(7)  Total capital expenditure (CAPEX) is the sum of acquisitions of property, plant and equipment and acquisition of intangible assets, as published in the consolidated statement of cash flows.

The main projects for 2018 are listed below:

•                  Vazante’s life of mine extension (US$43 million);

•                  Implementation of dry stack tailings at Vazante (US$22 million);

•                  FEL 3 and potential commencement of execution of Aripuanã project in Brazil (US$20 million); and

•                  Process conversion at the Cajamarquilla Smelter from the Goethite process to the Jarosite process (US$20 million) which is expected to increase zinc recovery at the plant.

Other brownfield mining projects, including the development of the Ambrosia trend at the Company’s Morro Agudo mine, are also covered in expansion CAPEX. Current expenditures in early-stage mining projects are considered expenses in operating results (see “Operational Results — Mineral exploration and Project development”) and totaled US$27.5 million in 2Q18.

Non-expansion projects accounted for 67% of the total CAPEX in 2Q18. The main non-expansion projects are related to environmental, health and safety investments, sustainability and investments in tailings dams.

Greenfields

In addition to our mines and smelters, we hold interests in five greenfield mining projects in Peru (Shalipayco, Magistral, Hilarión, Pukaqaqa and Florida Canyon Zinc) and two in Brazil (Aripuanã and Caçapava do Sul).

Aripuanã project

Outlook: The final feasibility study (FEL3) was 95% complete as of June 30, 2018 and the construction of the project is expected to be submitted to Nexa’s Board of Directors approval in 2H18.

Mining plan and design are concluded and under final review by RPA Canada. The plant engineering is being developed by SNC Lavalin and is progressing as planned. Project Execution Plan is being developed by Reta Engenharia, a local firm, and is progressing as planned. Nexa is developing internally the Operations Readiness Plan which is also progressing as planned.

With respect to the environmental licensing process, in early July 2018 the construction permit request was submitted to the Mato Grosso state environmental authorities (SEMA).

About Aripuanã: The Aripuanã project is owned by Mineração Dardanelos Ltda., a joint venture between Nexa (which holds a 62.3% interest), Compañia Minera Milpo S.A.A., which is currently changing its corporate name to Nexa Resources Perú S.A.A., a subsidiary of Nexa (which holds a 7.7% interest) and Mineração Rio Aripuanã Ltda., a subsidiary of Karmin Exploration Inc. (which holds the remaining 30%).

Aripuanã is an underground polymetallic project containing zinc, lead and copper, with an estimated mine life of 24 years and an expected start of production in 2020. The project is located in the State of Mato Grosso, Brazil, exhibiting characteristics of a Volcanogenic Massive Sulfide, or VMS. As set out in the preliminary economic assessment (“PEA”), the estimated aggregate capital expenditures required for this project are US$354 million. It is currently estimated that the Aripuanã project, when and if it is fully developed and begins operation, could produce an annual average of approximately 51.0 thousand tonnes of zinc in concentrate, 20.0 thousand tonnes of lead in concentrate, 4.0 thousand tonnes of copper in concentrate and also 1.0 million ounces of silver and 25.0 thousand ounces of gold contained in the zinc, lead and copper concentrates. The PEA disclosed the details of the possible development of an operation with 5,000 tpd ore mining and processing capacity.

Shalipayco

A bidding process to select the company to develop a scoping study (FEL1) was finished in 2Q18.  Wood Group (formerly Amec Foster Wheeler) was selected for this task.  This is in compliance with Nexa’s strategy to temptatively rotate consultants for its greenfield projects in order to have different approaches to identify any possible gaps, and address them in early stages of the project.  An environmental impact assesment is being prepared to allow Nexa to start a hydrogeological campaign during the second half of 2018.

Magistral

The drilling campaign was finished in June 2018 and allowed the start of samples selection to initiate metallurgical testwork.  In accordance with the work plan developed during the scoping study, several pre-feasibility study (PFS) trade offs were developed by Ausenco during 2Q18, including the potential for a future underground mine.  Selection of the best alternative for the project is forecasted to take place during 3Q18, which will allow Nexa to continue with the PFS for the selected alternative.

Pukaqaqa

Social license to initiate the drilling campaign was obtained in 2Q18.  This campaign is in course and it is expected to end at the beginning of 2019.  Meanwhile, some PFS studies are being developed by JRI, to provide a basis to finally select the best alternative for the project.

Consolidated Financial Results

Consolidated

US$ million	2Q18	1Q18	2Q17	2Q18 vs. 2Q17		1H18	1H17	1H18 vs. 1H17
Revenues	636.5	676.2	571.4	11.4%		1,312.7	1,120.7	17.1%
Cost of sales	-474.3	-485.0	-425.2	11.5%		-959.3	-836.8	14.6%
Raw materials and consumed used	-289.4	-295.9	-270.2	7.1%		-610.5	-533.4	14.5%
Employee benefit expenses	-44.1	-43.8	-44.9	-1.8%		-87.9	-88.7	-1.0%
Depreciation, amortization and depletion	-67.5	-68.9	-65.2	3.6%		-136.4	-133.0	2.6%
Services, miscellaneous	-35.1	-41.6	-29.6	18.4%		-60.3	-47.4	27.1%
Other expenses	-38.2	-34.7	-15.3	149.5%		-64.2	-34.3	87.3%
SG&A	-43.8	-43.3	-37.8	15.9%		-87.2	-76.0	14.8%
Selling (1)	-5.1	-3.6	-4.6	8.8%		-8.7	-8.0	8.5%
General & Adm	-38.8	-39.7	-33.2	16.9%		-78.5	-68.0	15.5%
Mineral exploration and project development	-27.5	-19.3	-21.8	26.1%		-46.8	-32.2	45.5%
Other operating results	3.5	-7.1	-8.0	N/A		-3.6	-22.3	-84.0%
Environmental and asset retirement obligations	13.0	0.0	-11.4	N/A		13.0	-11.4	N/A
Judicial provision	0.4	-4.2	-3.1	N/A		-3.9	-5.0	-21.7%
Mining Obligations	-4.7	-1.7	-0.6	664.9%		-6.4	-2.2	188.7%
Loss on sale of property, plant & equipment and intangibles assets	-9.4	0.7	-0.6	1,564%		-8.7	-0.7	1,126%
Corporate projects	-3.4	2.6	-1.8	87.3%		-5.0	-2.3	119.2%
Net operating hedge loss	7.2	0.3	-1.0	N/A		7.5	-5.7	N/A
Gain on sale of investments	0.0	-4.2	5.0	-100.0%		0.3	5.0	-93.0%
Others	0.4	-0.4	5.4	-92.7%		-0.4	0.1	N/A
Net Financial Result	-152.4	-29.0	-70.0	117.7%		-181.4	-65.9	175.2%
Financial income	10.6	8.8	10.6	0.0%		19.3	20.9	-7.7%
Financial expenses	-31.6	-29.9	-29.0	8.8%		-61.4	-51.4	19.5%
Foreign exchange gains (loss), net	-131.4	-7.9	-51.6	154.7%		-139.3	-35.4	293.5%
Depreciation, amortization and depletion	68.6	70.0	66.3	3.6%		138.6	135.2	2.5%
Adjusted EBITDA	162.9	191.2	139.7	16.6%		354.2	283.7	24.8%
Adj. EBITDA Margin	25.6%	28.3%	24.4%	115	bp	27.0%	25.3%	166	bp
Income tax	22.7	-29.8	-3.3	N/A		-7.1	-27.3	-74.0%
Net Income	-35.3	62.8	5.1	N/A		27.4	60.3	-54.5%
Attributable to Nexa shareholders	-40.5	55.1	-4.1	880.3%		14.6	45.0	-67.4%
Attributable to non-controlling interests	5.1	7.6	9.2	-44.1%		12.8	15.3	-16.6%
Avg # of shares (in ‘000)	133,321	133,321	112,821	18.2%		133,321	112,821	18.2%
EPS(2) (in US$)	-0.30	0.41	-0.04	729.6%		0.11	0.40	-72.4%

Note: Information regarding each of the last eight quarters is available in the appendix. A reconciliation of adjusted EBITDA is available in the end of this section.

(1) Freight costs were reclassified from selling expenses to cost of sales in 1Q18 and previous quarters due to the adoption of IFRS 15.

(2) Reflects corrected EPS for prior periods. See “Restatement of Earnings Per Share” on note 2.2.2 of NEXA’s Financial Statements for further information.

Revenues totaled US$636.5 million in 2Q18, an increase of 11.4%, or US$65.1 million, when compared to US$571.4 million in 2Q17, mainly due to higher base metal prices in the global market. The average LME zinc price was 19.9% higher than the average in the same quarter of 2017. Copper and lead LME prices also rose by 21.4% and 10.5%, respectively. Lower concentrate sales, mainly copper, partially offset the impact caused by higher metal price’s. Revenues totaled US$1,312.7 million in the first half of 2018, up 17.1% compared to US$1,120.7 million recorded in the same period of 2017 reflecting the aforementioned higher metal prices.

Cost of sales increased by 11.5% in 2Q18, totaling US$474.3 million compared to US$425.2 million in 2Q17, mainly due to higher concentrate prices which affected our smelting operation. As mentioned in previous quarters, process revisions were carried out in 2H17 to reinforce safety conditions in the Company’s mines affecting costs since then. The cost of sales for the 1H18 was 14.6% higher than the same period of last year, US$959.3 million and US$836.8 million, respectively, mainly reflecting the higher cost of concentrate purchased by our smelters.

SG&A expenses totaled US$43.8 million in 2Q18, compared to US$37.8 million in 2Q17. The 2Q18 total is composed of US$5.1 million in selling expenses and US$38.8 million in general and administrative (G&A) expenses. G&A expenses increased by 16.9%, or US$5.6 million mainly due to the increase in management services. SG&A totaled US$87.2 million in the 1H18, up 14.8% compared to US$76.0 million recorded in the same period of last year.

Other operating results were a positive US$3.5 million in 2Q18 compared to a US$8.0 million expense in 2Q17. This decrease in expenses is mainly explained by (i) a US$13.0 million reversal of retirement obligations regarding the Fortaleza de Minas sale as previously mentioned and (ii) gains of US$7.2 million in hedge operations which were offset by (i) losses totaling US$9.4 million regarding the sale of property mainly related to Fortaleza de Minas; (ii) expenses totaling US$4.7 million regarding mining obligations; and (iii) gains amounting to US$5.0 million from the sale of an asset that positively impacted 2Q17 results.

It is important to note that the expenses related to early stage projects are now presented in a separated row, called Mineral exploration and project development (previously called Project expenses) and totaled US$27.5 million, 26.1% higher than US$21.8 million in the 2Q17, mainly due to higher expenses in projects development such as Magistral and Pukaqaqa.

Other operating results totaled US$3.6 million in expenses in 1H18, compared to US$22.3 million  in expenses in 1H17. Mineral exploration and project development (previously called Project expenses) were US$46.8 million in 1H18, 45.5% higher than US$32.2 million in the same period of 2017 reflecting the continuous efforts to expand our growth opportunities.

Net financial results

Net financial results amounted to a loss of US$152.4 million in 2Q18, compared to a loss of US$70.0 million in 2Q17, a negative variation of US$82.4 million due to non-cash foreign exchange losses of US$131.4 million in 2Q18 mainly as a result of the impact of foreign exchange variation on the intercompany loans as explained below, compared to a foreign exchange loss of US$51.6 million in 2Q17. There was a 16.0% depreciation of the BRL against the U.S. dollar in 2Q18, while the currency depreciated 4.4% in 2Q17.

Foreign exchange losses, net is mainly related to certain U.S. dollar denominated intercompany debt of NEXA BR with NEXA Resources S.A. and Votorantim GmbH (“VGmbH”), a wholly-owned subsidiary of the Company.

Intercompany loans balances are fully eliminated in the consolidated financial statements, however foreign exchange gain or loss are not eliminated in the consolidated financial statements, and are presented as Foreign exchange loss, net. As of June 30, 2018 the outstanding intercompany balance is US$751.4 million (December 31, 2017: US$1,112.7 million).

Consistent with the Company’s strategy of reducing its exposure to foreign exchange changes, the Company started a program to prepay up to US$600.0 million of the outstanding original principal amount of the aforementioned intercompany loans. At June 30, 2018, the Company has prepaid the amount of US$360.0 million of the related intercompany loans out of US$1,113.4 million outstanding balance as of March 31, 2018.

The losses explained in (i) above do not result in cash payments since these losses come from non-cash FX effect on intercompany loans.

Income tax — driven by the exchange variation  explained above — was a positive US$22.7 million which includes the current US$16.8 million tax expense and US$39.6 million deferred tax benefits in 2Q18, compared to a US$3.3 million total tax expense in 2Q17. Income tax expenses for the first half of 2018 totaled US$7.1 million compared to US$27.3 million in the same period of 2017.

Net income attributable to Nexa’s shareholders amounted to a loss of US$40.5 million in 2Q18, compared to a loss of US$4.1 million in 2Q17, due to the aforementioned impacts (mainly the negative impact of the exchange variation). In the six-month period ended June 30, 2018, net income attributable to Nexa’s shareholders amounted US$14.6 million, compared to US$45.0 million in the same period of 2017.

Considering an average of 133.3 million shares outstanding for the three-month period ended on June 30, 2018, EPS is negative US$0.30 per share, compared to negative US$0.04 in 2Q17, considering a weighted average of 112.8 million shares. In the first half of 2018 and 2017, EPS was US$0.11 per share and US$0.40 per share respectively.

Adjusted EBITDA(8) totaled US$162.9 million in 2Q18, an increase of 16.6% or US$23.2 million when compared to the same quarter of the previous year, mostly

(8)  Non-IFRS financial measure. See “Use of Non-IFRS Financial Measures” section for further information.

due to higher metal prices positively affecting revenues as previously explained. In the six-month period ended on June 30, 2018, the adjusted EBITDA totaled US$354.2 million, up 24.8% compared to US$283.7 million in the same period of 2017.

The following table presents a reconciliation of adjusted EBITDA to net income.

US$ million	2Q18	1Q18	2Q17	1H18	1H17
Adjusted EBITDA	162.9	191.2	139.7	354.2	283.7
Gain (loss) on sales of investments	0.0	-0.3	-5.0	-0.3	-5.0
Impairment (Reversal)	0.0	0.0	0.0	0.0	0.0
EBITDA	162.9	191.6	144.7	354.5	288.7
Results of investees	0.0	0.0	0.0	0.0	0.0
Deprec., amort. and depletion	-68.6	-70.0	-66.3	-138.6	-135.2
Net financial results	-152.4	-29.0	-70.0	-181.4	-65.9
Taxes on income	22.7	-29.8	-3.3	-7.1	-27.3
Net Income	-35.3	62.8	5.1	27.4	60.3

Liquidity, Indebtedness and Rating

As of June 30, 2018:

*Refers to the period from July to December 2018

As of June 30, 2018, the average maturity of the total debt was 6.4 years at an average interest cost of 4.8% per year, particularly due to the impact of a ten-year unsecured bond of US$700 million issued on May 4, 2017, with an interest rate of 5.375% per year.

As part of the efforts to extend our debt maturity and reduce our interest expenses we had the following actions during the quarter:

•                  On May 22, 2018, the Company renegotiated a term loan with principal amount of US$100.0 million, maturity of November 2021 and cost of six-month Libor plus 2.50% p.a. The renegotiated debt with the same counter party has a maturity of May 2023 and a cost of six-month Libor plus 1.27% p.a.

•                  On May 22, 2018, the Company entered into a term loan agreement in the principal amount of US$100.0 million, maturity of May 2023 and cost of six-month Libor plus 1.27% p.a. Proceeds from this transaction were used to prepay a term loan with interest rate of three-month Libor plus 2.55% p.a.

•                  On June 27, 2018, the Company entered into a new facility agreement (FINEP) in the total amount of US$ 62.5 million to finance the purchase of machinery and equipment. The maturity is 2027 and the effective interest rate of 5.29% per year.

Total debt stood at US$1,425.3 million (principal only) as of June 30, 2018, mainly divided into (i) bonds issued by Nexa and its subsidiary Nexa Peru(9) (former Milpo), totaling US$700 million due in 2027, and US$343 million due in 2023, respectively (73.2% of the total debt), (ii) debt with banks (14.0% of the total debt, or US$200.0 million), (iii) BNDES — Brazilian National Bank for Economic and Social Development — loans in Brazil (5.4% of the total debt, or U$76.5 million); and (iv) FINEP — Brazilian innovation agency that fund research and projects (4.6% of total debt, or US$65.8 million), (v) other debts (2.8% of total debt, or US$40.1 million). Only 1.5% (US$21.3 million) of the total debt matures between July and December 2018.

(9)  For Nexa’s holdings in subsidiaries please refer to our FS for the year end 2017.

Debt type	Principal	%
Bonds	1,043.0	73.2%
Banks	200.0	14.0%
BNDES	76.5	5.4%
FINEP	65.8	4.6%
Others	40.1	2.8%
Total	1,425.3	100.0%

In terms of currency, US$1,316.6 million (or 92.4% of total indebtedness) is denominated in U.S. dollars and US$108.7 million (or 7.6% of total indebtedness) is denominated in Brazilian Reais. Only 10.5% of our cash balance (cash and cash equivalents and financial investments) is denominated in Brazilian Reais.

On June 30, 2018, Nexa reported a cash balance of US$1,152.9 million and net debt of US$260.8 million(10), resulting in a 0.35x net debt/adjusted EBITDA ratio when considering the last twelve months adjusted EBITDA of US$737.9 million, as described below.

US$ million	Jun 30, 2018		Mar 31, 2018		Dec 31, 2017
Net Debt	260.8		261.4		225.0
LTM Adj. EBITDA	737.9		714.7		667.5
Net D./Adj. EBITDA	0.35	x	0.37	x	0.34	x

Sources of funds

Our main sources of funds are cash flows from operations, long-term borrowings from banks including the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), and issuance of debt securities in the international capital markets, and/or alternative sources of financing such as the silver stream completed in 2016. The amount of cash flows from operations is influenced by working capital requirements, share premium reimbursements, dividends and investment activities, in addition to servicing our indebtedness.

Cash Flows

The table below details our cash flows from operating activities, investing activities and financing activities for the three-month and six-months periods ended June 30, 2018 and 2017.

US$ million	2Q18	2Q17	2Q18 vs. 2Q17	1H18	1H17	1H18 vs. 1H17
Net cash flows provided by (used in):
Operating activities	74.1	174.8	-57.6%	216.1	118.6	82.2%
Investing activities	-58.1	-108.3	-46.3%	-90.4	-139.0	-34.9%
Financing activities	42.9	30.5	40.6%	-105.7	52.7	N/A
Increase (decrease) in cash and cash eq.	53.2	97.3	-45.3%	14.1	32.7	-56.9%
Cash and cash eq. at the beginning of the period	980.0	851.0	15.1%	1,019.0	915.6	11.3%
Cash and cash eq. at the end of the period	1,033.1	948.3	8.9%	1,033.1	948.3	8.9%

(10)  Including interest accrual and costs, according to the Company’s covenants criteria.

Net cash flow provided by operating activities decreased by US$100.6 million, to US$74.1 million in the three-month period ended June 30, 2018 from US$174.8 million in 2Q17, primarily due to (i) strong operational results combined with (ii) a positive impact of US$29.9 million of the financial investments account that, as per the IFRS-9, is part of the operational cash flow, and (iii) working capital investments due to higher LME prices, lower forfaiting operations in Cajamarquilla and lower confirming payables in Cajamarquilla.

Net cash flow used in investing activities reduced by US$50.2 million, or 46.3% compared to the three-month period ended June 30, 2017 mainly due to payments related to the Pollarix acquisition that happened in 2Q17.

Net cash flow provided by financing activities was US$12.4 million higher in 2Q18 compared to 2Q17, primarily due to share premium reimbursement of US$140.0 million in 2Q17 and energy assets compensations payments of US$55.4 million also in 2Q17.

Credit Rating

Nexa’s credit is rated by the three major rating agencies, as shown in the table below.

•                  S&P: In January 2018, S&P reaffirmed our credit rating at BB+ stable.

•                  Moody’s: Moody’s reaffirmed our credit rating as Ba2 with stable outlook in April 2018.

•                  Fitch: Our credit rating outlook with Fitch improved from negative to stable in March 2018 following the rating movement of Votorantim S.A.

The movements of S&P and Fitch did not follow the sovereign rating downgrades that occurred in 1Q18.

Agency	Rating	Outlook	Last update
	BB+	Stable	January 2018
	Ba2	Stable	April 2018
	BBB-	Stable	March 2018

Stock Performance

Nexa, with a free float(11) of 35.75% as of June 30, 2018, is listed on both the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the

(11)  Free float is being considered as total shares less Votorantim SA’s holdings of 64.25%

ticker symbol “NEXA” since October 26, 2017.

On June 29, 2018, share price closed at US$11.77 on NYSE and C$15.50 on TSX. Since the IPO, share price decreased 26.4% through June 29, 2018 (considering prices on NYSE). The average price in this period was US$17.74 and the daily average volume, excluding the day of the IPO was US$5.0 million. At the end of 2Q18, we had 133,320,513 common shares outstanding.

Date	Nexa NYSE		Nexa TSX		S&P 500
26-Oct-17	US$	16.00	C$	20.56	2,560.40
29-Jun-18	US$	11.77	C$	15.50	2,718.37
AVG Price	US$	17.74	C$	22.65	2,692.76
26-Oct-17 vs. 29-Jun-18		-26.4%		-24.6%	6.2%

Capital Resources

Overview

In the ordinary course of business, our main funding requirements are for working capital, capital expenditures relating to maintenance and expansion investments, servicing our indebtedness and distributions to our shareholders. We typically meet these requirements through operational cash flow, long-term borrowings from private banks and the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), issuance of debt securities in the international capital markets and/or alternative sources of financing such as the silver stream completed in 2016.

We believe that our current cash and cash equivalents, financial investments, cash from operations and available borrowings will be sufficient to meet our capital expenditure and liquidity needs, based on our current requirements. We may require additional capital to meet our longer-term liquidity and future growth. Although we believe that our sources of liquidity are adequate, weaker economic conditions around the world could materially adversely affect our business and liquidity.

Use of funds

In 2Q18, we used cash flows generated by our operations primarily for investment activities, as well as to service our indebtedness. As of June 30, 2018, our consolidated cash, cash equivalents and financial investments totaled US$1,152.9 million.

On July 31, 2018, the Company’s Board of Directors has decided to convene a general meeting of shareholders of the Company expected to be held on September 13, 2018 for the purpose of obtaining shareholder approval to authorize the Board to establish, from time to time, share buyback programs, pursuant to which the Company, directly or indirectly through its subsidiaries, may purchase, acquire, receive or hold and sell shares of the Company listed on the New York Stock Exchange or the Toronto Stock Exchange, through normal course open market transactions. The record date of the relevant shareholders meeting is set for August 9, 2018. The proposed share buyback authorization is sought for a period of three years ending on September 12, 2021 for share repurchases of up to 6.5 million common shares of the Company, representing 4.875% of the current issued and outstanding shares. As of July 30, 2018, the Company had 133,320,513 shares issued and outstanding.

Related Party Transactions

There were no new related party transaction in the second quarter of 2018. Please refer to note 9 of our Financial Statements for further details.

Financial Instruments and Derivatives

We hold a number of financial instruments and derivatives that are recognized and measured at fair value with gains and losses in each period included in the statement of income or in the statement of comprehensive income as appropriate. The most significant of these instruments are marketable securities, metal-related derivative contracts and factoring transactions, among others. All of these are subject to varying rates of taxation depending on their nature and jurisdiction.

Risk Management

Risk management is considered one of the key points in our business strategy and contributes to value creation and increasing the level of confidence in the Company by its main stakeholders, including shareholders, employees, customers, suppliers and the local communities.

This topic resulted in the elaboration of the Enterprise Risk Management (ERM) Policy, that describes Nexa’s Risk Management Model, and its activities are an integral part of the processes in our operational units, corporate departments and projects, and provides support for decision-making by our Executive Officers and Board of Directors.

The risk assessment cycle is performed annually focusing on our strategy, operational aspects and key projects. All material risks identified are assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we ensure we make decisions based on relevant inputs and valid data. All risks identified during the risk management process are monitored and continuously reported to the Executive Team, Audit Committee and Board of Directors.

Below there is a list of certain risk factors related to our business and industry, which form part of the risks and uncertainties Nexa may face. This is not an exhaustive list of risks and uncertainties that may impair our business operations.

•                  International market prices of the metals produced by Nexa, which are both cyclical and volatile

•                  Changes in the demand for the metals produced by Nexa

•                  Disruption in zinc concentrate supply

•                  Currency exchange rate fluctuations

•                  Changes in estimates of mineral reserves and resources

•                  Failure of tailings dam

•                  Natural disasters, such as floods, mudslides and earthquakes

•                  Relations and agreements with local communities related to our plants and projects

•                  Challenges relating to slope and stability of underground openings

•                  Increase of projects costs or delays that prevent their successful implementation

For a broader discussion of risks please refer to our annual report on form 20-F filed with the SEC (www.sec.gov) and available on the Company’s website (www.nexaresources.com).

Market Risk

The purpose of the market risk management process is to protect the Company’s cash flow against adverse events, such as fluctuations in exchange rates, commodity prices and interest rates.

Foreign exchange risk is managed using the Company’s Financial Risk Management Policy, which states that the objectives of derivative transactions are to reduce cash flow volatility, hedge against foreign exchange exposure and minimize currency mismatches. The Company monitors its foreign exchange exposure on a monthly basis.

Additionally, the policy establishes guidelines to mitigate the risk of fluctuations in commodity prices that could affect the cash flow of the Company’s operating subsidiaries. The exposure to the price of each commodity considers the monthly projections of production, purchases of inputs and the maturity flows of hedges associated with them.

Hedge transactions are classified into the following categories:

(i.1)      Hedges for “operating margin” (Strategic Hedge) - derivatives contracted to reduce the volatility of the cash flow from its zinc, copper and silver operations with a view to ensuring a stable operating margin for a portion of the production of metals. As of June 30, 2018 there were no Strategic Hedge open positions.

(i.2)      Hedges for mismatches of “quotation periods” (Book Hedge) - hedges that set prices for the different “quotation periods” between the purchases of certain inputs (metal concentrate) and the sale of products arising from the processing of these inputs, or different “quotation periods” between the purchase and the sale of the same product. These operations usually relate to purchases and sales of zinc and silver for future settlement, and are contracted on the over-the-counter market.

(i.3)      Fixed price commercial transactions (Customer Hedge) - hedging transaction that converts sales at fixed prices to floating prices in commercial transactions with customers interested in purchasing products at fixed prices. The purpose of this strategy is to maintain the revenue flow of the business unit with prices linked to the LME prices. These operations usually relate to sales of zinc for future settlement, and are contracted on the over-the-counter market.

Critical Accounting Policies and Estimates

In preparing condensed consolidated interim financial statements, management makes estimates that affect the reported amounts of assets, liabilities, revenue and expenses across all reportable segments.

Management makes estimates that are believed to be reasonable under the circumstances. Management estimates are based on historical experience and other factors we consider to be reasonable, including expectations of future events. Critical accounting estimates are those that could affect the condensed consolidated interim financial statements materially, are highly uncertain and where changes are reasonably likely to occur from period to period.  For more details on the basis of preparation and presentation of the interim consolidated financial statements please refer to notes 3 and 4 of the condensed consolidated interim financial statements at and for the three and six-month periods ended June 30, 2018 and note 2 of the consolidated financial statements at December 31, 2017.

The changes in the accounting policies and disclosures for the six-month period ended June 30, 2018 are:

•                  Adoption of IFRS 9 - “Financial instruments: Recognition and measurement”; and

•                  Adoption of IFRS 15 — “Revenue from contracts with customers”.

For more details on the main aspects introduced by the standards and impacts of adoption please refer to note 3 of the condensed consolidated interim financial statements.

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as Adjusted EBITDA, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding exceptional items of the period. These measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

In this Earnings Release, we present Adjusted EBITDA, which we define as (i) net income (loss) for the period, plus (ii) share in the results of associates, plus (iii) depreciation and amortization, plus/less (iv) net financial results, plus/less (v) income tax, less (vi) gain on sale of investment (loss), plus; (vii) impairment of other assets, plus/less (viii) (reversion) impairment of property, plant, equipment. In addition, management may exclude non-cash items considered exceptional from the measurement of Adjusted EBITDA.

We also present herein our net debt, which we define as (i) loans and financing, less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

See “Cautionary Statement on Forward-Looking Statements” below.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production, smelting sales, CAPEX and OPEX related to exploration and project development for the 2018 fiscal year.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Technical Information

The scientific and technical information contained in this Earnings news release has been reviewed, verified and approved by Thiago Nantes Teixeira B. Eng, FAusIMM, Mining Manager of Nexa Resources, a “Qualified Person” as defined in NI 43-101. The report with updated information relating to mineral reserves and resources estimates as of December 31, 2017 and technical reports relating to Nexa Resources’ mineral properties referenced in this Earnings Release are available under the Company’s SEDAR profile at www.sedar.com. Such reports include relevant information regarding, among others, the effective dates and the assumptions and parameters relating to mineral reserves and resources cited in this Earnings release, as well as information regarding data verification, exploration procedures and other matters relevant to the scientific and technical disclosure contained in this Earnings Release.

Appendix

Balance Sheet — Assets

Nexa - USD million	Jun 30, 2018	Dec 31, 2017
Current assets
Cash and cash equivalents	1,033	1,019
Financial investments	119	206
Derivative financial instruments	17	7
Trade accounts receivable	210	183
Inventory	318	325
Taxes recoverable	70	60
Income Taxes	23	20
Other assets	30	19
	1,821	1,839

Non-current assets
Financial investments	0	0
Derivative financial instruments	—	4
Related parties	1	1
Judicial deposits	9	11
Deferred taxes	230	225
Taxes recoverable	24	27
Income Taxes	5	6
Other assets	13	30
Investments in associates	0	0
Property, plant and equipment	1,853	1,997
Intangible assets	1,767	1,823
	3,904	4,123

Total assets	5,725	5,962

Balance Sheet — Liabilities

Nexa - USD million	Jun 30, 2018	Dec 31, 2017
Current liabilities
Loans and financing	47	41
Derivative financial instruments	10	13
Trade payables	328	330
Confirming payable	116	111
Salaries and payroll charges	55	80
Taxes payable	12	13
Income taxes	7	28
Use of public assets	1	2
Dividends payable	7	4
Related parties	88	88
Provisions	18	15
Deferred revenue	30	31
Other liabilities	18	14
	736	768

Non-current liabilities
Loans and financing	1,374	1,406
Derivative financial instruments	—	2
Related parties	1	2
Provision	274	327
Deferred taxes	312	325
Use of public assets	20	23
Deferred revenue	180	191
Other liabilities	8	9
	2,170	2,284

Total liabilities	2,906	3,053

Shareholders’ equity
Capital	133	133
Share premium	1,044	1,124
Reserves	1,319	1,319
Cumulative (deficit)	1	-12
Accumulated other comprehensive loss	-99	77
Total equity attributable to NEXA’s shareholders	2,398	2,487
Non-controlling interests	421	422
Total liabilities and shareholders’ equity	5,725	5,962

Cash Flow

Nexa - USD thousand	2Q18	2Q17	1H18	1H17
Cash flow from operating activities
Income (loss) before income tax	-58,053	8,420	34,534	87,618

Adjustments to reconcile income (loss) before income tax to cash
Interest, indexation and exchange variations	101,902	89,090	119,052	44,412
Share in the results of associates	0	0	0	10
Depreciation, amortization and depletion	68,614	66,252	138,599	135,190
Loss on sale of property, plant & equipment and intangible assets	9,385	564	8,727	712
Gain on sale of investment	0	-4,982	-348	-4,982
Provisions	-17,949	25,367	-10,334	23,895

Adjusted profit (loss) before taxation after non-cash items	103,899	184,711	290,230	286,855

Decrease (increase) in assets
Financial investments	17,453	-12,420	92,777	-67,085
Trade accounts receivable	25,764	-18,760	-28,529	-10,041
Inventory	31,672	21,246	7,109	24,557
Other taxes recoverable	-9,232	33,104	-10,051	19,230
Other assets	3,244	-14,461	1,427	-12,553
Increase (decrease) in liabilities
Trade payable	-5,232	39,255	-2,203	-11,424
Confirming payable	-54,337	-16,640	4,601	1,959
Salaries and payroll charges	11,694	8,213	-24,508	-16,779
Taxes payable	32,356	1,163	33,769	10,582
Deferred revenue	-19,049	-4,734	-15,066	-17,564
Other liabilities	-13,372	-18,279	-22,773	-19,726
Cash provided by operations	124,860	202,398	326,783	188,011

Interest paid	-23,372	-7,000	-37,587	-21,720
Income taxes paid	-27,351	-20,630	-73,109	-47,706
Net cash provided by operating activities	74,137	174,768	216,087	118,585

Cash flow from investing activities
Acquisitions of property, plant and equipment	-58,487	-54,812	-91,462	-85,463
Advanced paid for Pollarix acquisition	0	-59,549	0	-59,549
Acquisitions of intangible assets	0	-189	0	-189
Proceeds from sale of non-current assets	364	6,218	1,037	6,218
Net cash used in investing activities	-58,123	-108,332	-90,425	-138,983

Cash flow from financing activities
New loans and financing	276,495	725,725	276,495	757,521
Payments of loans and financing	-233,615	-496,262	-302,212	-505,806
Dividends paid	0	-3,587	0	-3,587
Energy assets compensation payments	0	-55,380	0	-55,380
Reimbursement share premium	0	-140,000	-80,000	-140,000
Net cash provided by (used in) financing activities	42,880	30,496	-105,717	52,748
Effects of exchange rates on cash and cash equivalents	-5,716	337	-5,847	389
Increase in cash and cash equivalents	53,178	97,269	14,098	32,739
Cash and cash equivalents at the beginning of the period	979,957	851,046	1,019,037	915,576
Cash and cash equivalents at the end of the period	1,033,135	948,315	1,033,135	948,315

Quarterly Results of Operations

US$ million	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Revenues	522.9	578.4	549.3	555.8	625.8	736.7	676.2	636.5
Cost of Sales	-382.2	-406.6	-411.5	-425.3	-413.7	-502.4	-485	-474.3
SG&A	-38	-45.5	-38.1	-37.8	-38.4	-38.7	-43.3	-43.8
Selling	-5.3	-4.1	-3.3	-4.6	-4.4	-3.8	-3.6	-5.1
General & Adm	-32.7	-41.4	-34.8	-33.2	-34	-34.9	-39.7	-38.7
Mineral exploration and project development	-14.4	-19.6	-10.3	-21.8	-23.1	-37.4	-19.3	-27.5
Other Operating Results	-6.0	-109.0	-14.2	-8.0	-20.8	-4.8	-7.0	3.5
Net Financial Result	-21.7	-11.2	4.1	-70	25.7	-90	-29	-152.4
Financial Income	7.4	4.7	10.2	10.6	4.2	4.8	8.8	10.6
Financial expenses	-18.9	-16.8	-22.4	-29	-29.7	-25.1	-29.9	-31.6
Foreign exchange gains (loss), net	-10.2	0.9	16.3	-51.6	51.2	-69.7	-7.9	-131.4
Depreciation, amortization and depletion	-71.2	-67.7	-68.9	-66.3	-65.2	-70.1	-70	67.5
Adjusted EBITDA	153.6	27.4	144.1	139.7	161.3	222.5	191.2	162.9
Adj. EBITDA Margin	29.40%	5.20%	26.22%	25.10%	25.80%	30.20%	28.28%	25.60%
Net Income	48.4	-77	55.2	5.1	81	24	62.8	-35.3
Attributable to Nexa shareholders	38.3	-74.8	49.1	-4.1	69.7	12.2	55.1	-40.5
Attributable to non-controlling interests	10	-2.2	6.1	9.2	11.3	11.8	7.6	5.1
Number of shares (in ‘000)	112.821	112.821	112.821	112.821	112.821	127.527	133.320	133.320
EPS (in US$)	0.34	-0.66	0.44	-0.04	0.62	0.10	0.41	-0.30

(1) Reflects corrected EPS for prior periods. See “Restatement of Earnings Per Share” on note 2.2.2 of NEXA’s Financial Statements for further information.

Quarterly Mining Production: by Asset

Consolidated	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Treated Ore	3,412	3,434	3,026	3,269	3,369	3,351	3,149	3,147
QoQ	3.9%	0.6%	-11.9%	8.0%	3.1%	-0.5%	-6.0%	-0.1%
YoY	8.3%	4.6%	-7.1%	-0.4%	-1.3%	-2.4%	4.1%	-3.7%

Zinc grade (%)	3.58	3.38	3.48	3.21	3.04	3.50	3.19	3.35
Copper grade (%)	0.37	0.39	0.39	0.45	0.43	0.40	0.42	0.36
Lead grade (%)	0.60	0.51	0.52	0.52	0.50	0.58	0.50	0.53
Silver grade (oz/t)	0.96	0.90	0.86	0.93	0.84	0.96	0.88	0.89
Gold grade (oz/t)	0.01	0.01	0.01	0.01	0.01	0.01	0.00	0.01

Zn Content (kton)	109	104	92	92	89	102	87.2	92
Cu Content (kton)	10	11	9	12	12	11	10.7	9
Pb Content (kton)	16	13	12	13	13	15	12.3	13
Ag Content (koz)	2,224	2,051	1,706	2,046	1,923	2,271	1,883.7	1,847
Au Content (koz)	7	8	8	9	7	8	7.4	7
Zn Eq production	160	154	135	144	139	154	134	135

Cerro Lindo, Peru	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Treated Ore	1,853	1,912	1,713	1,785	1,924	1,876	1,712	1,635
QoQ	2.7%	3.2%	-10.4%	4.2%	7.8%	-2.5%	-8.7%	-4.5%
YoY	8.4%	7.4%	-3.6%	-1.1%	3.8%	-1.9%	0.0%	-8.4%

Zinc grade (%)	2.68	2.47	2.51	2.28	2.00	2.57	1.79	2.21
Copper grade (%)	0.61	0.65	0.64	0.76	0.70	0.67	0.69	0.62
Lead grade (%)	0.34	0.25	0.29	0.24	0.22	0.32	0.21	0.25
Silver grade (oz/t)	0.76	0.71	0.70	0.72	0.63	0.73	0.63	0.62
Gold grade (oz/t)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Zn Content (kton)	46	44	39	37	35	45	28	33
Cu Content (kton)	9	11	9	12	12	11	10	9
Pb Content (kton)	5	4	4	3	3	5	3	3
Ag Content (koz)	975	909	803	880	840	1,024	770	700
Au Content (koz)	1	1	1	1	1	1	1	1
Zn Eq production	77	75	67	70	68	78	57	59

Vazante, Brazil	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Treated Ore	358	334	310	331	337	343	313	327
QoQ	2.8%	-6.7%	-7.2%	6.8%	1.9%	1.6%	-8.6%	4.3%
YoY	3.2%	-1.7%	-9.1%	-4.9%	-5.7%	2.6%	1.1%	-1.2%

Zinc grade (%)	11.76	12.01	13.09	11.70	11.80	12.66	13.62	12.73
Copper grade (%)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Lead grade (%)	0.29	0.31	0.32	0.38	0.34	0.32	0.30	0.38
Silver grade (oz/t)	0.42	0.48	0.62	0.66	0.48	0.46	0.54	0.70
Gold grade (oz/t)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Zn Content (kton)	36	36	34	33	34	35	36	35
Cu Content (kton)	0	0	0	0	0	0	0	0
Pb Content (kton)	0.3	0.2	0.2	0.4	0.3	0.3	0.2	0.3
Ag Content (koz)	74	61	74	111	88	83	75	92
Au Content (koz)	0	0	0	0	0	0	0	0
Zn Eq production	37	36	35	33	35	35	36	36

El Porvenir, Peru	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Treated Ore	564	527	381	497	441	516	535	539
QoQ	6.0%	-6.6%	-27.7%	30.6%	-11.4%	17.0%	3.8%	0.7%
YoY	7.1%	-1.9%	-28.4%	-6.4%	-21.8%	-2.1%	40.5%	8.4%

Zinc grade (%)	3.20	3.03	2.86	2.76	2.77	3.04	3.20	2.94
Copper grade (%)	0.15	0.14	0.14	0.14	0.12	0.13	0.16	0.16
Lead grade (%)	0.92	0.98	0.98	1.01	1.11	1.07	0.96	1.00
Silver grade (oz/t)	1.88	1.90	1.98	2.05	2.06	2.08	1.82	1.91
Gold grade (oz/t)	0.01	0.02	0.02	0.01	0.01	0.02	0.01	0.02

Zn Content (kton)	16	14	10	12	11	14	15	14
Cu Content (kton)	0.2	0.1	0.2	0.2	0.1	0.1	0.2	0.2
Pb Content (kton)	4	4	3	4	4	4	4	4
Ag Content (koz)	658	639	475	643	568	671	614	648
Au Content (koz)	2	2	2	2	2	2	2	3
Zn Eq production	25	22	16	20	18	22	24	23

Atacocha, Peru	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Treated Ore	367	392	353	387	385	382	368	384
QoQ	2.8%	6.7%	-10.1%	9.8%	-0.5%	-1.0%	-3.6%	4.4%
YoY	19.5%	5.6%	-4.8%	8.3%	4.9%	-2.7%	4.3%	-0.9%

Zinc grade (%)	1.66	1.59	1.37	1.49	1.53	1.32	1.42	1.42
Copper grade (%)	0.14	0.08	0.07	0.09	0.09	0.10	0.10	0.10
Lead grade (%)	1.43	1.15	1.14	1.21	1.21	1.32	1.28	1.11
Silver grade (oz/t)	1.77	1.47	1.32	1.38	1.41	1.60	1.49	1.40
Gold grade (oz/t)	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02

Zn Content (kton)	5	5	4	5	5	4	4	4
Cu Content (kton)	0	0	0	0	0	0	0	0
Pb Content (kton)	5	4	3	4	4	4	4	4
Ag Content (koz)	517	442	354	412	428	493	425	406
Au Content (koz)	4	5	5	6	5	4	4	4
Zn Eq production	14	13	11	13	13	12	12	11

Morro Agudo, Brazil	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Treated Ore	270	270	270	268	281	236	220	261
QoQ	12.0%	-0.1%	0.1%	-0.8%	4.9%	-16.1%	-6.7%	18.8%
YoY	3.5%	5.9%	13.5%	11.1%	4.1%	-12.6%	-18.5%	-2.4%

Zinc grade (%)	2.32	2.34	2.18	2.20	2.12	2.22	2.18	2.40
Copper grade (%)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Lead grade (%)	1.00	0.79	0.71	0.69	0.70	0.67	0.63	0.62
Silver grade (oz/t)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Gold grade (oz/t)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Zn Content (kton)	6	6	5	5	5	5	4	6
Cu Content (kton)	0	0	0	0	0	0	0	0
Pb Content (kton)	2	2	1	2	1	1	1	1
Ag Content (koz)	0	0	0	0	0	0	0	0
Au Content (koz)	0	0	0	0	0	0	0	0
Zn Eq production	8	7	7	7	6	6	5	7

Quarterly Smelting Sales: by Asset

Consolidated	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Metallic zinc Sales (kton)	144.0	148.6	130.6	135.9	143.6	145.3	137.3	143.1
QoQ	-1.3%	3.2%	-12.1%	4.1%	5.6%	1.2%	-5.5%	4.2%
YoY	2.5%	3.9%	-2.9%	-6.9%	-0.3%	-2.2%	5.1%	5.3%
Global Recovery	94.0%	93.9%	94.3%	94.1%	94.8%	95.0%	94.4%	93.3%

Zinc oxide Sales (kton)	9.7	9.4	8.9	9.7	10.2	9.7	9.1	9.0
QoQ	-0.4%	-2.9%	-5.8%	9.2%	5.0%	-4.8%	-5.8%	-1.5%
YoY	11.2%	13.0%	4.7%	-0.5%	4.9%	2.8%	2.7%	-7.4%

Cajamarquilla, Peru	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Metallic zinc Sales (kton)	81.4	85.4	72.7	72.0	83.8	84.2	79.0	81.9
QoQ	-3.7%	5.0%	-15.0%	-0.9%	16.4%	0.5%	-6.2%	3.7%
YoY	-1.5%	3.4%	-5.9%	-14.8%	2.9%	-1.5%	8.7%	13.7%
Global Recovery	94.0%	94.5%	94.7%	95.1%	95.8%	96.3%	95.0%	93.7%

Três Marias, Brazil	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Metallic zinc Sales (kton)	40.4	41.4	38.0	41.3	39.7	42.0	40.1	42.0
QoQ	1.4%	2.5%	-8.2%	8.7%	-3.9%	6.0%	-4.5%	4.7%
YoY	7.5%	6.0%	-3.3%	3.7%	-1.8%	1.6%	5.6%	1.8%
Global Recovery	94.6%	94.9%	94.9%	94.8%	94.4%	94.7%	94.2%	93.4%

Zinc oxide Sales (kton)	9.7	9.4	8.9	9.7	10.2	9.7	9.1	9.0
QoQ	-0.4%	-2.9%	-5.8%	9.2%	5.0%	-4.8%	-5.8%	-1.5%
YoY	11.2%	13.0%	4.7%	-0.5%	4.9%	2.8%	2.7%	-7.4%

Smelting
Juiz de Fora	3T16	4T16	1T17	2T17	3T17	4T17	1T18	2T18

Juiz de Fora, Brazil	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Metallic zinc Sales (kton)	22.2	21.8	19.9	22.7	20.1	19.1	18.2	19.2
QoQ	2.7%	-2.1%	-8.4%	13.6%	-11.2%	-5.1%	-4.8%	5.7%
YoY	9.5%	2.3%	10.4%	4.6%	-9.5%	-12.3%	-8.8%	-15.1%
Global Recovery	93.2%	89.8%	92.0%	89.1%	92.4%	90.4%	92.4%	91.3%

Quarterly Mining Cash Cost: by Asset

As mentioned in the previous quarter, we revised our AISC calculations to include sustaining CAPEX and also health, safety and environment, tailing dams and other non-expansion related CAPEX.

Consolidated in US$/ton	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Cash Cost Net of Byproducts in US$/ton	642	693	844	460	437	349	488	553
Sustaining Cash Cost Net of Byproducts	767	901	964	681	577	533	630	768
AISC in US$/ton	927	1,138	1,097	831	752	809	787	920

Cerro Lindo, Peru in US$/ton	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Cash Cost Net of Byproducts in US$/ton	262	226	212	-148	-381	-431	-502	-142
Sustaining Cash Cost Net of Byproducts	333	338	228	-115	-297	-370	-484	-116

El Porvenir, Peru in US$/ton	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Cash Cost Net of Byproducts in US$/ton	810	1,168	1,767	775	1,235	1,183	1,268	905
Sustaining Cash Cost Net of Byproducts	1,269	1,667	2,353	1,612	1,390	1,380	1,576	1,163

Atacocha, Peru in US$/ton	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Cash Cost Net of Byproducts in US$/ton	-343	1,533	1,063	-851	-233	-563	286	1,411
Sustaining Cash Cost Net of Byproducts	-199	2,071	1,224	-620	-62	251	787	3,006

Vazante, Brazil in US$/ton	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Cash Cost Net of Byproducts in US$/ton	988	1,074	1,076	1,028	910	851	827	818
Sustaining Cash Cost Net of Byproducts	1,023	1,234	1,180	1,224	1,038	1,053	946	993

Morro Agudo, Brazil in US$/ton	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Cash Cost Net of Byproducts in US$/ton	1,298	1,559	1,637	1,611	1,460	1,887	2,154	1,543
Sustaining Cash Cost Net of Byproducts	1,448	1,760	1,792	1,891	1,948	2,493	2,414	1,832

Quarterly Smelting Cash Cost: by Asset

As mentioned in the previous quarter, we revised our AISC calculations to include sustaining CAPEX and also health, safety and environment, tailing dams and other non-expansion related CAPEX.

Consolidated cash cost	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Cash Cost Net of Byproducts in US$/ton	1,901	2,128	2,427	2,371	2,679	2,947	3,163	2,862
Sustaining Cash Cost	2,020	2,283	2,532	2,551	2,834	3,098	3,238	2,991
AISC in US$/ton	2,123	2,420	2,637	2,654	2,925	3,265	3,325	3,092

Cash cost Cajamarquilla, Peru	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Cash Cost Net of Byproducts in US$/ton	1,861	2,074	2,502	2,388	2,649	2,850	3,087	2,948
Sustaining Cash Cost	1,966	2,169	2,567	2,506	2,692	2,888	3,113	2,970

Cash cost Três Marias, Brazil	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Cash Cost Net of Byproducts in US$/ton	1,866	2,172	2,333	2,240	2,674	3,089	3,294	2,830
Sustaining Cash Cost	1,996	2,352	2,472	2,469	2,951	3,349	3,415	3,092

Cash cost Juiz de Fora, Brazil	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Cash Cost Net of Byproducts in US$/ton	1,842	2,066	2,448	2,525	2,349	2,549	3,212	2,643
Sustaining Cash Cost	1,985	2,352	2,581	2,735	2,589	2,828	3,330	2,853

All-in Sustaining Cost - Mining

2Q18

As mentioned in the previous quarter, we revised our AISC calculations to include sustaining CAPEX and also health, safety and environment, tailing dams and other non-expansion related CAPEX.

(in millions of US$)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidated	Corporate & Others	Mining

Sales Volume (Cointained Metal) - Zn In tonnes	34,990	5,811	33,188	13,992	4,294	92,275	0	92,275
COGS	18.9	10.4	66.0	30.5	21.7	147.5	1.4	148.9
On-site G&A	1.2	1.0	0.0	0.0	0.0	2.2	0.0	2.2
By-products revenue	-1.9	-3.4	-71.8	-21.3	-13.5	-111.9	-1.9	-113.8
Treatment Charges	15.2	2.0	12.2	5.5	1.7	36.7	0.0	36.7
Selling Expenses	0.0	0.2	0.2	0.1	0.0	0.6	0.0	0.6
Depreciation, amortization and depletion	-4.4	-1.0	-8.6	-4.9	-3.0	-22.0	-0.1	-22.1
Royalties	-0.4	-0.3	0.0	0.0	0.0	-0.8	0.0	-0.8
Others	0.0	0.0	-2.7	2.8	-0.8	-0.8	0.0	-0.8
Cash Cost (Sold)	28.6	9.0	-4.7	12.7	6.1	51.6	-0.6	51.0
Cash Cost(Sold) USD/tZn	817.9	1,543.4	-142.0	904.5	1,411.2	559.1	0.0	552.7
Sustaining Capital Expenditure	6.1	1.7	0.9	3.6	6.8	19.1	0.7	19.9
Sustaining Cash Cost (Sold)	34.8	10.6	-3.8	16.3	12.9	70.7	0.2	70.9
Sustaining Cash Cost (Sold) USD/tZN	993.2	1,832.0	-115.8	1,163.2	3,005.8	766.6	0.0	768.4
Workers participation & Bonus	0.4	0.2	2.8	1.5	0.0	4.9	0.0	4.9
Royalties	0.4	0.3	0.0	0.5	0.2	1.5	0.0	1.5
Corporate G&A	0.0	0.0	0.0	0.0	0.0	0.0	7.6	7.6
AISC (Sold)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	84.9
AISC (Sold) USD/tZn	0.0	0.0	0.0	0.0	0.0	0.0	0.0	920.4
AISC (Sold) in c/lb								0.42

2Q17

As mentioned in the previous quarter, we revised our AISC calculations to include sustaining CAPEX and also health, safety and environment, tailing dams and other non-expansion related CAPEX.

(in millions of US$)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidated	Corporate & Others	Mining

Sales Volume (Cointained Metal) - Zn In tonnes	32,525	5,407	36,421	11,874	4,700	90,928	0	90,928
COGS	17.0	11.1	67.3	32.2	22.1	149.9	-0.9	148.9
On-site G&A	0.9	0.6	0.0	0.0	0.0	1.4	0.0	1.4
By-products revenue	-2.2	-4.5	-75.3	-21.9	-22.4	-126.2	0.8	-125.4
Treatment Charges	21.9	3.1	14.5	6.1	2.2	47.7	0.0	47.7
Selling Expenses	0.0	0.3	0.0	0.0	0.0	0.2	0.0	0.2
Depreciation, amortization and depletion	-3.8	-1.5	-11.3	-4.3	-3.3	-24.1	0.0	-24.1
Royalties	-0.4	-0.4	0.0	0.0	0.0	-0.8	0.0	-0.8
Others	0.0	0.0	-0.5	-2.9	-2.7	-6.1	0.0	-6.1
Cash Cost (Sold)	33.4	8.7	-5.4	9.2	-4.0	42.0	-0.1	41.8
Cash Cost(Sold) USD/tZn	1,027.8	1,611.0	-147.7	774.7	-851.1	461.5	0.0	460.2
Non-expansion Capital Expenditure	6.4	1.5	1.2	9.9	1.1	20.1	0.0	20.1
Sustaining Cash Cost (Sold)	39.8	10.2	-4.2	19.1	-2.9	62.0	-0.1	62.0
Sustaining Cash Cost (Sold) USD/tZN	1,223.8	1,890.6	-115.4	1,611.7	-619.6	682.4	0.0	681.4
Workers participation & Bonus	0.2	0.1	4.8	0.9	0.4	6.4	0.0	6.4
Royalties	0.4	0.4	0.0	0.4	0.3	1.6	0.0	1.6
Corporate G&A	0.0	0.0	0.0	0.0	0.0	0.0	5.7	5.7
AISC (Sold)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	75.5
AISC (Sold) USD/tZn	0.0	0.0	0.0	0.0	0.0	0.0	0.0	830.9
AISC (Sold) in c/lb								0.38

All-in Sustaining Cost — Smelting

2Q18

As mentioned in the previous quarter, we revised our AISC calculations to include sustaining CAPEX and also health, safety and environment, tailing dams and other non-expansion related CAPEX.

(in millions of US$)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidated	Corporate	Smelting

Sales Volume (Zinc content in Products) In tonnes	49,069	19,107	81,720	149,896	0	149,896
COGS	147.9	59.4	284.6	491.9	-11.1	480.8
Cost of services rendered(1)	-2.7	-0.8	-10.2	-13.7	0.0	-13.7
On-site G&A	1.1	0.9	3.8	5.8	0.8	6.6
Depreciation, amortisation and depletion	-4.0	-3.2	-16.3	-23.5	-0.2	-23.8
By-products revenue	-3.6	-5.8	-20.9	-30.2	9.2	-21.0
Others	0.0	0.0	0.0	0.0	0.0	0.0
Cash Cost (Sold)	138.9	50.5	240.9	430.3	-1.3	429.0
Cash Cost (Sold) (per ton)	2,830.3	2,642.8	2,948.4	2,870.8	0.0	2,862.0
Sustaining Capital Expenditure	12.8	4.0	1.8	18.6	0.8	19.4
Sustaining Cash Cost (Sold)	151.7	54.5	242.7	448.9	-0.6	448.4
Sustaining Cash Cost (Sold) (per ton)	3,091.6	2,852.6	2,970.0	2,994.9	0.0	2,991.2
Workers participation & Bonus	0.4	0.4	0.4	1.1	0.0	1.1
Corporate G&A	0.0	0.0	0.0	0.0	14.0	14.0
AISC (Sold)	0.0	0.0	0.0	0.0	0.0	463.5
AISC (Sold) (per ton)	0.0	0.0	0.0	0.0	0.0	3,092.1
AISC (Sold) in c/lb						1.40

2Q17

As mentioned in the previous quarter, we revised our AISC calculations to include sustaining CAPEX and also health, safety and environment, tailing dams and other non-expansion related CAPEX.

(in millions of US$)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidated	Corporate	Smelting

Sales Volume (Zinc content in Products) In tonnes	48,898	22,541	71,863	143,302	0	143,302
COGS	118.2	62.4	207.2	387.9	6.6	394.5
Cost of services rendered(1)	-1.9	-0.9	-8.6	-11.4	-0.1	-11.5
On-site G&A	0.9	0.8	4.1	5.8	0.4	6.2
Depreciation, amortisation and depletion	-3.5	-1.6	-17.5	-22.6	-1.9	-24.5
By-products revenue	-4.1	-3.9	-13.6	-21.7	-3.2	-24.9
Others	0.0	0.0	0.0	0.0	0.0	0.0
Cash Cost (Sold)	109.5	56.9	171.6	338.1	1.8	339.8
Cash Cost (Sold) (per ton)	2,239.7	2,524.5	2,388.4	2,359.1	0.0	2,371.5
Sustaining Capital Expenditure	11.2	4.7	8.5	24.4	1.2	25.7
Sustaining Cash Cost (Sold)	120.7	61.7	180.1	362.5	3.0	365.5
Sustaining Cash Cost (Sold) (per ton)	2,468.7	2,735.3	2,506.2	2,529.4	0.0	2,550.5
Workers participation & Bonus	0.3	0.2	0.5	0.9	0.0	0.9
Corporate G&A	0.0	0.0	0.0	0.0	13.9	13.9
AISC (Sold)	0.0	0.0	0.0	0.0	0.0	380.3
AISC (Sold) (per ton)	0.0	0.0	0.0	0.0	0.0	2,653.9
AISC (Sold) in c/lb						1.20